2/17

04012952

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orange

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5768 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 2/19/04

04 FEB 17 AM 7:21

AR/S
12-31-03

Consolidated financial statements

Orange

As at and for the years ended 31 December 2003, 2002 and 2001

Disclaimer:

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Orange, its representatives and employees decline all responsibility in this regard.

ORANGE – CONSOLIDATED INCOME STATEMENTS

In millions of euro (except data per share)	**Note**	*Year Ended 31 December*		
		2003	*2002*	*2001*
Turnover	3	17 941	17,085	15,087
Cost of sales		(6,382)	(6,200)	(5,815)
Selling expenses		(3,930)	(4,515)	(4,880)
General and administrative expenses		(1,035)	(1,200)	(1,062)
Research and development expenses		(16)	(24)	(42)
Operating income before depreciation and amortisation	3	**6,578**	**5,146**	**3,288**
Depreciation and amortisation (excluding goodwill)	3, 9, 10	(2,313)	(2,364)	(1,848)
Operating income	3	**4,265**	**2,782**	**1,440**
Interest expenses, net		(293)	(419)	(420)
Foreign exchange losses		(87)	(44)	(18)
Operating income after interest expenses and foreign exchange losses		**3,885**	**2,319**	**1,002**
Other non-operating expenses, net	5	(22)	(24)	(12)
Income taxes before exceptional items	6	(1,338)	(811)	(684)
Income of controlled entities before exceptional items		**2,525**	**1,484**	**306**
Equity in net loss of affiliates (excluding goodwill amortisation)	3, 11	(139)	(385)	(604)
Goodwill amortisation	8, 11	(166)	(295)	(556)
Income (loss) before exceptional items		**2,220**	**804**	**(854)**
Exceptional items before tax	7	(411)	(5,236)	(3,635)
Income taxes on exceptional items	6, 7	2,807	67	-
Income (loss) before minority interests		**4,616**	**(4,365)**	**(4,489)**
Minority interests	18	(207)	(171)	(32)
NET INCOME (LOSS)		**4,409**	**(4,536)**	**(4,521)**
Basic and diluted net income (loss) before exceptional items per share		*0.42*	*0.14*	*(0.17)*
Basic net income (loss) per share		*0.92*	*(0.94)*	*(0.94)*
Diluted net income (loss) per share		*0.91*	*(0.94)*	*(0.94)*

The accompanying notes are an integral part of these financial statements.

ORANGE – CONSOLIDATED BALANCE SHEETS

In millions of euro	*Note*	*Year Ended 31 December*		
ASSETS		*2003*	*2002*	*2001*
Goodwill, net	**9**	2,152	2,527	3,804
Intangible assets, net (excluding goodwill)	**9**	7,678	8,341	8,903
Property, plant and equipment, net	**10**	9,972	10,640	9,768
Investments accounted for under the equity method	**11**	-	1,956	4,897
Non consolidated investments	**12**	248	299	344
Other long term assets	**22**	93	132	6
Deferred income taxes	**6**	896	65	476
Total long-term assets		**21,039**	**23,960**	**28,198**
Inventories, net	**21**	193	204	184
Trade accounts receivable, less allowances	**21, 22**	2,056	2,332	2,909
Deferred income taxes	**6**	1,104	314	92
Prepaid expenses and other current assets	**22**	1,030	1,182	1,440
Marketable securities	**13**	2	4	-
Cash and cash equivalents	**13**	2,217	828	754
Total current assets		**6,602**	**4,864**	**5,379**
TOTAL ASSETS		**27,641**	**28,824**	**33,577**

LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' equity	**19**	**17,379**	**13,709**	**18,830**
Minority interests	**18**	**480**	**411**	**142**
Long-term debt, less current portion	**13**	812	2,733	3,900
UMTS vendor financing, less current portion	**14**	-	287	234
Provisions for risks and liabilities	**21**	137	143	24
Deferred income taxes	**6**	31	109	39
Other long-term liabilities	**17**	186	220	221
Total long-term liabilities		**1,166**	**3,492**	**4,418**
Current portion of long-term debt, bank overdrafts and other short-term borrowings	**13**	1,742	3,969	3,056
Current portion of UMTS vendor financing	**14**	-	244	-
Trade accounts payable	**22**	4,555	4,476	4,391
Provisions for risks and liabilities	**21**	233	258	145
Accrued expenses and other current liabilities	**22**	1,214	1,722	2,134
Deferred income taxes	**6**	141	10	53
Deferred income	**23**	731	533	408
Total current liabilities		**8,616**	**11,212**	**10,187**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**27,641**	**28,824**	**33,577**

The accompanying notes are an integral part of these financial statements.

ORANGE – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In millions of euro (except number of shares)	*Number of shares issued*	*Share capital*	*Additional paid-in capital*	*Retained earnings*	*Foreign currency translation adjustment*	*Total Shareholde equity*
Balance at 1 January 2001	**4,801,915,818**	**4,802**	**60,392**	**(42,711)**	**16**	**22,499**
Net loss for the year	-	-	-	(4,521)	-	(4,521)
Increase in capital	12,647,072	13	83	-	-	96
Translation adjustment	-	-	-	-	176	176
Other changes	-	-	-	580	-	580
Balance at 31 December 2001	**4,814,562,890**	**4,815**	**60,475**	**(46,652)**	**192**	**18,830**
Net loss for the year	-	-	-	(4,536)	-	(4,536)
Increase in capital	3,350	-	-	-	-	-
Translation adjustment	-	-	-	-	(594)	(594)
Other changes	-	-	-	9	-	9
Balance at 31 December 2002	**4,814,566,240**	**4,815**	**60,475**	**(51,179)**	**(402)**	**13,709**
Net income for the year	-	-	-	4,409	-	4,409
Increase in capital	8,555,394	8	53	-	-	61
Translation adjustment	-	-	-	-	(800)	(800)
Balance at 31 December 2003	**4,823,121,634**	**4,823**	**60,528**	**(46,770)**	**(1,202)**	**17,379**

See Note 19.

The accompanying notes are an integral part of these financial statements.

ORANGE – CONSOLIDATED CASH FLOW STATEMENTS

In millions of euro	*Note*	*Year Ended 31 December*		
		2003	*2002*	*2001*
OPERATING ACTIVITIES				
Net income (loss)		4,409	(4,536)	(4,521)
Depreciation and amortisation of property, plant and equipment, intangible assets and goodwill	**9, 10, 11**	2,479	2,659	2,404
Exceptional items before tax (non cash items)	**7**	258	5,236	3,635
Loss/(gain) on disposal of assets		(36)	19	(17)
Changes in valuation allowances and other provisions, before exceptional items		(69)	(4)	240
Unrealised foreign exchange losses		62	-	-
Equity in net loss of affiliates (excluding goodwill amortisation)	**11**	139	385	604
Deferred income taxes	**6**	(1,574)	104	74
Minority interests	**18**	207	171	32
Other elements		(1)	1	(3)
Funds generated from operations		**5,874**	**4,035**	**2,448**
Change in other operating assets and liabilities		570	-	208
Securitisation of receivables	**22**	40	582	-
Net cash provided by operating activities		**6,484**	**4,617**	**2,656**
INVESTING ACTIVITIES				
Purchase of property, plant and equipment and intangible assets (excluding UMTS licences and net of movements on fixed assets creditors)	**9, 10**	(2,230)	(3,538)	(3,018)
Purchase of UMTS licences	**24**	-	(35)	(873)
Cash paid for investment securities and acquired business, net of cash acquired	**24**	(77)	(834)	(669)
Proceeds from sale of investments and other assets	**24**	1,598	8	545
Net cash used in investing activities		**(709)**	**(4,399)**	**(4,015)**
FINANCING ACTIVITIES				
Increase (decrease) in long-term borrowings		(1,906)	106	(251)
Increase (decrease) in bank overdrafts and short-term borrowings		(1,895)	(516)	(3,631)
Decrease in other liabilities	**24**	-	-	(5,960)
Increase (decrease) in UMTS vendor financing	**14**	(531)	297	234
Increase (decrease) in shareholder's contribution and dividends paid to minority shareholders		(2)	(5)	104
Net cash (used in) provided by financing activities		**(4,334)**	**(118)**	**(9,504)**
(Decrease) increase in cash and cash equivalents		1,441	100	(10,863)
Impact of changes in exchange rates on cash and cash equivalents		(52)	(26)	5
Cash and cash equivalents at beginning of period	**13**	828	754	11,612
Cash and cash equivalents at end of period	**13**	**2,217**	**828**	**754**

ADDITIONAL INFORMATION				
Cash paid during the year for:				
- Interest		(319)	(418)	(42
- Income taxes		(106)	(595)	(83
Cash inflow/(outflow) relative to movements on fixed assets creditors		132	(204)	3

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF BUSINESS

Orange S.A. (the "Company"), its subsidiaries, jointly controlled entities, associates and investments (together "Orange") offer a broad range of mobile voice and data communications services in France, the United Kingdom and in selected markets in continental Europe and in the rest of the world.

The Company is listed on the Premier Marché of Euronext Paris and the London Stock Exchange.

On 1 September 2003, France Telecom S.A. announced its intention to acquire the Company's ordinary shares, which it did not already own, by way of a public exchange offer (the "Exchange Offer"). France Telecom S.A. irrevocably offered to exchange such shares against existing or to be issued France Telecom S.A. ordinary shares, at an exchange rate of 11 France Telecom S.A. shares for 25 shares of the Company. As a result of this Exchange Offer, as announced on 16 October 2003, France Telecom S.A. held 4,758,984,293 shares of the Company, representing approximately 98.78% of its share capital.

On 16 October 2003, France Telecom S.A. also confirmed its intention to acquire all remaining shares of the Company, representing 1.22% of its share capital, through a public buy-out offer followed by a compulsory buy-out (initiated on 18 November 2003). The price of such cash tender offer is 9.50 euro per share. Following completion of the proposed transaction, France Telecom S.A. would hold 100% of the Company's share capital and the Company would be delisted from Euronext Paris and the London Stock Exchange. On 24 November 2003, a private investor association in France, know as *Association de Défense des Actionnaires Minoritaires ("ADAM")*, filed a legal action in the Paris *Cour d'Appel* aiming at reversing the acceptation of the public and compulsory buy-out offer by the *Conseil des Marchés Financiers* ("CMF") and cancelling the filing reference number given by the *Commission des Opérations de Bourse* ("COB") on the offer document, as well as suspending the execution of the CMF's decisions, on the grounds that the proposed 9.50 euro per share was too low. As a result of this legal action, the public and compulsory buy-out have been suspended until after the Paris *Cour d'Appel* has made its ruling. Consequently, the execution of the compulsory buy-out, which was initially scheduled on 4 December 2003, i.e. the day following the expected completion of the public buy-out, was postponed. The Paris *Cour d'Appel* is expected to render its decision by the end of the first quarter of 2004.

2. ACCOUNTING POLICIES

Orange's consolidated financial statements are prepared in accordance with French generally accepted accounting principles under Rule 99-02 of the *Comité de la Réglementation Comptable* (CRC).

FIRST TIME APPLICATION OF NEW ACCOUNTING STANDARDS AND REGULATIONS

- The *Loi de Sécurité Financière* was published in the *Journal Officiel* on 2 August 2003. Among other things, this text abolishes the obligation to hold at least one ownership share of a controlled entity to enable its consolidation. This new provision is applicable as of 1 January 2004. The *Conseil National de la Comptabilité* ("CNC") is currently evaluating the changes to be brought to Rule 99-02 of the CRC in order to clarify the implementation provisions of this new text. Consequently, Orange will assess the impacts of this text, if any, as soon as its detailed implementation provisions are available.

- Rule 02-10 of the CRC provides new definitions for depreciation and specifies circumstances under which an impairment review of long-lived assets should be conducted. It becomes effective for financial statements covering periods beginning on or after 1 January 2005, but its adoption could be anticipated as of 1 January 2002. Orange did not elect to anticipate the adoption of this rule in its 2003 financial statements.

- In accordance with CRC rule 00-06 (on liabilities), CRC rule 02-10 and CRC rule 03-07, provisions for major repairs are subject to transitional application rules until 1 January 2005. These rules distinguish between two categories of major repairs:

  - Expenditures aiming at fully or partly replacing existing fixed assets.

  - Expenditures scheduled over a number of years through major repair or revision plans in accordance with the applicable laws or regulations or with the standard procedures of the company with the sole aim of verifying the good working order of plant or equipment and maintaining it, without extending its useful life beyond that originally assessed.

For expenses in the first category, i.e. asset replacement, as rule CRC 02-10 had not been adopted at 1 January 2002, companies may either maintain their previous accounting treatment or use the method of accounting for assets by component for 2003 and 2004. For the second category of expenditure, companies may either record a provision for major repairs or use the method of accounting for assets by component.

Orange has chosen not to account for assets by components in its financial statements for the year ended 31 December 2003. Based on the nature of Orange's business, Orange is not exposed to material expenditure under the second category mentioned above. The application of the rule at 31 December 2003 did not have any material impact on Orange's net income or shareholders' equity.

- On 1 April 2003, the CNC issued a Recommendation 03-R-01 addressing the accounting and measurement rules for post-employment benefits, other long-term employee benefits and termination benefits. This recommendation is applicable as of 1 January 2004 but its adoption can be anticipated as of 1 January 2003. Orange is currently reviewing the provisions of this recommendation in order to implement it as of 1 January 2004.

- On 21 October 2003, the CNC issued the Recommendation 2003-R02 dealing with environmental information. This text revisits the provisions of the European recommendation dated 30 May 2001, with respect to the incorporation of environmental information in annual accounts and annual reports of companies, i.e. recognition, measurement and disclosures. Applicable as of 1 January 2004, the recommendation does not modify the accounting treatment for environmental liabilities but aims at achieving greater consistency in the type of environmental information provided by different companies.

PRESENTATION OF THE FINANCIAL STATEMENTS

- In the consolidated income statement, operating charges are presented on a functional basis, except for net depreciation and amortisation, which are shown under two separate headings being "Depreciation and amortisation (excluding goodwill)" and "Goodwill amortisation".

- "Other non-operating income (expense), net" primarily relate to:

  - Gains and losses on the disposal of consolidated subsidiaries and investment securities, including dilution results.

  - Losses on disposal of securitised receivables.

- All income taxes, except income taxes relating to exceptional items, are shown under the heading "Income taxes before exceptional items". Total income taxes are presented in Note 6.

- The heading "Goodwill amortisation" includes goodwill of all consolidated companies as well as those accounted for using the equity method.

- Exceptional items relate to:

  - Exceptional impairment charges and other related charges recorded as a result of the impairment reviews conducted on Orange's goodwill and other long-lived assets at each closing date and their related tax credit (i.e. primarily the exceptional deferred tax credit arising as a consequence of the reorganisation of Orange's international activities – see Note 7).

  - Exceptional costs arising from discontinued activities or projects (and their related tax credit), where their relative significance exceeds ordinary activity. Such costs generally include write-off of fixed assets, restructuring provisions and other closure or termination expenses.

  "Exceptional items before tax" and "Income taxes on exceptional items" are detailed in Note 7.

- The balance sheet classifies assets and liabilities based on liquidity or maturity dates, and presents short-term balances (due within one year) separately from long-term balances.

- The cash flow statement excludes from changes in cash any changes in bank overdrafts and marketable securities having maturity in excess of three months at the time of purchase, which are presented respectively as financing and investing activities.

CONSOLIDATION PRINCIPLES

The consolidation principles are as follows:

- Subsidiaries, which the Company controls either directly or indirectly, are fully consolidated.
- Companies in which Orange and a limited number of other shareholders have agreed to exercise joint control are accounted for using the proportionate consolidation method.
- Companies over which Orange exercises significant influence but does not control (generally a 20% to 50% voting interest) are accounted for under the equity method.

All material inter-company balances and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of foreign subsidiaries presented in their functional currency are translated, when such functional currency is different from euro, as follows:

- Assets and liabilities are translated at the closing rate.
- Items in the consolidated income statement are translated at the average rate for the period.
- The resulting translation adjustment is included as a separate component of shareholders' equity.

The financial statements of entities, which operate in a hyper inflationary environment and keep their local books in their functional currency, have been remeasured into non-hyper inflationary currency, prior to converting to euro, using the following method:

- Monetary elements of the balance sheet are translated at the closing rate.
- Non monetary elements are converted at the historic rate.
- Items in the consolidated income statement are translated at the average rate for the period except for depreciation and provision charges and reversals which are translated at the historic rate.
- The resulting translation adjustment is recorded in the consolidated income statement as an exchange gain or loss.

TRANSACTIONS IN FOREIGN CURRENCIES

At year-end, monetary balances denominated in foreign currencies are translated using closing exchange rates. Unrealised gains and losses on balances denominated in foreign currencies, which are not hedged, are recognised in the consolidated income statement of the corresponding period.

REVENUE RECOGNITION

Orange's turnover is primarily made of network revenues, telecommunication equipment revenues and other sources, such as connection fees.

Orange derives network revenues (see Note 3) from:

- Fixed monthly access charges and network usage (including revenues from incoming and outgoing traffic, roaming and value added service fees); and
- Payments received, in the United Kingdom and by some of the consolidated subsidiaries in the Rest of World segment, from other local mobile network operators for delivering calls originating on their networks and terminating on Orange's networks.

Network revenues are recognised when the related services, i.e. airtime, roaming and other value-added services, are rendered.

Telecommunication equipment revenues arise from the sales of handsets and accessories, through the retail outlets Orange owns and through dealers and distributors.

Revenues from sales of telecommunication equipment, net of rebates, discounts and similar commissions, and connection fees are recognised upon delivery to the customer or activation by the customer, as appropriate.

Orange sometimes enters into agreements with third-party providers by which Orange customers are given access to contents or information, originated by the third-party provider, through the Orange network. Orange assesses whether revenue should be recorded on a gross or net basis depending on the specific features of each *arrangement. The main indicators of gross revenue* reporting, which are reviewed by Orange when forming a judgement on such arrangements, are the following:

- Orange's reasonable latitude in establishing the price with the end customer for the service.

- Orange's responsibility for providing customer remedy in the event of dissatisfaction.

SUBSCRIBER ACQUISITION AND RETENTION COSTS

Commissions paid to third-party distributors for the acquisition and retention of customers are expensed upon connection of a new customer to the Orange network and retention of an existing Orange customer (upon renewal of the customer's contract), respectively.

Business indicators relative to subscriber acquisition costs (see Note 3) and subscriber retention costs are determined separately by:

- Subtracting revenue received from handset sales (net of rebates, discounts and similar commissions) from the total cost of handsets included in "cost of sales"; and

- Adding this amount to the commissions paid to distributors, resulting in an identifiable benefit for Orange in the form of incremental network revenues, which are included in "Selling, general and administrative expenses".

ADVERTISING COSTS

Advertising costs are expensed as incurred.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

WEBSITE DEVELOPMENT COSTS

Costs relating to the development of websites are capitalised or expensed depending on the phase of development of sites: costs relating to the planning and operating stages are expensed as incurred, costs related to development and creation of the design are capitalised. Orange's accounting policy is in line with the requirements of the *Avis 2003-05* of the CNC dated 1 April 2003.

MARKETABLE SECURITIES

Marketable securities are valued at historical cost. When necessary, a provision is recorded on an investment by investment basis to adjust this value to the average market value over the month prior to period end or their estimated trading value for securities not publicly traded.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments, with no capital risk, with maturities generally of three months or less at the time of purchase, and are stated at cost which approximates realisable value.

CREDIT RISK ON TRADE ACCOUNTS RECEIVABLE

Allowances are set up against the estimated cost of non-recovery of receivables. Allowances are based on an individual or statistical evaluation of the risk of non-recovery.

In view of its diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries, Orange does not consider itself exposed to a concentration of credit risk.

SECURITISATION OF TRADE RECEIVABLES

Securitised receivables are derecognised from "Trade accounts receivable, less allowances" when the rights and obligations attached to such receivables are transferred to third parties, i.e. when the following conditions are fulfilled:

- Orange has not given any guarantee and the only protection of the purchaser lies in the subordinated deferred purchase prices (see below).

- Orange is not committed whatsoever to buy-back the trade receivables.

- Orange does not hold any share ownership in the purchaser and has no decision making power or management power in respect of the purchaser.

The resulting loss is included in "Other non-operating expenses, net". Interests retained by Orange (i.e. through deferred purchase prices, which are subordinated for risk of non-recovery of the underlying securitised receivables) are recorded in "Other long term assets" in the balance sheet (see Note 22). Depreciation of such retained interests is determined based on the risk of non-recovery of the receivables sold and related income statement movements are included within "Selling, general and administrative expenses".

INVENTORIES

Inventories principally comprise of handsets. Inventories are stated at the lower of cost or probable net realisable value, taking into account future revenues expected from subscriptions. Cost is determined on a first in first out basis or using weighted average cost formulae.

PURCHASE ACCOUNTING

Upon acquisition of a business, its cost of acquisition is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired.

The excess of the purchase price over the fair value of the share of identifiable assets and liabilities of the business acquired is recorded under the heading "Goodwill, net" for the consolidated entities and included in the heading "Investments accounted for under the equity method" for entities over which Orange has significant influence.
Goodwill arising on the acquisition of a foreign entity is treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

Goodwill is amortised over a period ranging from 5 to 20 years depending on the specific nature of the business acquired and on the strategic value of each acquisition.

The fair value of goodwill is subject to impairment review at each closing date, when events or circumstances occur indicating that impairment might exist. Such events or circumstances include significant adverse changes, other than temporary, in the assumptions or expectations considered at the time of the acquisition.

Orange assesses the fair value of goodwill for all its operations and affiliates on an entity by entity basis.

The need to recognise impairment is assessed by reference to the estimated fair value of each entity, which is compared with its carrying value in Orange's consolidated financial statements. The fair value is defined as the higher of the market value and value in use.

The market value is the estimated selling price less the costs of disposal, which could be obtained by Orange through the divestiture of an operation in an arm's length transaction. Such estimate is based on the best information available at the closing date, taking into account specific circumstances. Due to the volatility of the market capitalisation in the telecommunication industry, the value in use of goodwill is preferably assessed with reference to the discounted cash flow methodology. Discounted cash flows are assessed for each operation based on reasonable and supportable assumptions, that represent management's best estimate of the set of economic assumptions that will exist over future years, and are determined as follows:

- Future cash flow projections are based on the most recent business plans approved by the management of Orange and cover a period of 5 to 10 years as appropriate.
- Cash flow projections beyond the period covered by the business plans are estimated by extrapolating the projections using a perpetual growth rate specific to each operation.
- The appropriate discount rates are applied to these future cash flows.

For operations to be divested, the fair value of goodwill is determined based on the operation's estimated net selling price.

In accordance with the purchase method of accounting under paragraph 215 of Rule 99-02 of the CRC, the historical carrying value of the business acquired is reflected in the acquirers' financial statements when the acquisition meets the criteria set out in paragraph 215 (amongst other criteria the acquisition must cover at least 90% of the shares of the company in a single transaction and must be settled through a share issue by the acquirer).

PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Licences to operate mobile networks are recorded within intangible assets. They are recorded at cost of acquisition (i.e. up front payment or present value of future payments if they can be reasonably estimated, as appropriate), excluding interest arising from debt incurred to finance the licences, and are amortised on a straight-line basis over the period over which Orange expects to benefit from the use of the licence, taking into account the likelihood of licence renewal as appropriate. The amortisation start date is the date when the related network becomes capable of operating in the manner intended by management, i.e. when it is technically ready for commercialisation of services.

The Orange France UMTS licence has been accounted for in compliance with the statement issued by the Emergency Task Force of the CNC. Accordingly, the up front fee paid on 30 September 2001 for an amount of €619 million was recorded as an intangible asset. An additional variable fee (1% of Orange France future UMTS turnover) will be payable annually and expensed as incurred.

Subscriber relationships are recorded at cost within intangible assets. Their cost is assessed through a purchase price allocation exercise (see Note 9), on a cash flow basis relating to the subscribers' concentration in the related markets at the time of acquisition. They are not amortised but subject to an impairment review at each closing date (see below impairment of long-lived assets).

Purchases of capacity transmission on Land and submarine cables (Indeafisable Rights of Use "IRU's") are recorded within intangible assets and amortised on a straight line basis over the estimated useful life.

Property, plant and equipment are recorded at cost of acquisition or at construction cost, including, for the cost of networks, planning and construction costs, site installation and equipment upgrade costs.

Interest arising from debt incurred to finance construction and development of tangible assets is capitalised as part of the cost of the assets during the construction period.

Repairs and maintenance and removal costs are expensed when incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis over their estimated useful lives.

Main estimated useful lives are as follows:

Analogue and GSM network	5 to 8 years
Buildings and fittings	10 to 30 years
Computer equipment and software excluding network equipment	3 to 5 years
Other	3 to 10 years

Leased assets are recorded as a fixed asset and a related liability when the terms of the lease effectively transfer the risks and rewards of ownership of the asset to Orange.

IMPAIRMENT OF LONG-LIVED ASSETS

Property, plant and equipment and intangible assets are written down when, as a result of events or changes in circumstances, which include evidence of obsolescence or physical damage or economic performance below initial expectations or other internal or external indicators, their fair value appears to be permanently less than their carrying value. Fair value is defined as the higher of the market value and value in use.

Impairment is determined for each group of assets by comparing their carrying value with their fair value. Should the above comparison indicate that an asset is permanently impaired, the write-down recognised is equivalent to the difference between carrying value and fair value.

For assets to be held and used, fair value is principally determined based on the estimated value in use, which is represented by the future economic benefits expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Fair value is determined on the basis of discounted cash flows, which are based on reasonable and supportable assumptions that represent management's best estimate of the set of economic conditions that will exist over the remaining useful life of the asset, or by reference to replacement cost for used equipment or cost of alternative technologies.

For assets to be disposed of, fair value is determined based on the estimated net selling price, with reference to market prices.

NON CONSOLIDATED INVESTMENTS

Non consolidated investments are stated at cost. An allowance is recorded when the fair value, as estimated by management based on a multi –criteria analysis, which includes the review of indicators such as market prices, potential commercial developments, return on investment and revalued net shareholders' equity, and taking into consideration the specific nature of each investment, is permanently less than carrying value.

DEFERRED INCOME TAXES

Deferred income taxes are accounted for on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes, as well as those arising from tax loss carry forwards. A valuation allowance is set up against deferred tax assets to the extent that the recovery of these taxes is not considered probable.

Deferred taxes are calculated using the liability method, applying the enacted tax rates applicable at the time the temporary difference is expected to reverse or the tax loss carry forwards are expected to be utilised. Where significant, deferred tax assets and liabilities are discounted when reversals of timing differences and utilisation of tax loss carry forwards can be reliably scheduled. The discount rate used incorporates a risk premium as assessed by management based on reasonable assumptions.

In compliance with the statement issued by the *Comité d'urgence* of the CNC on 18 December 2002, no deferred tax asset or liability is recorded as a result of the elimination of the gains or losses arising from inter-company transfers of investments in consolidated entities or of tax deductible provisions for depreciation and risks on such shares, except to the extent that net deferred tax assets have been recognised in respect of the tax loss carry forwards of the related entities.

DEBT ISSUE COSTS

Debt issue costs are deferred and expensed through income over the term of the facility.

PROVISION FOR RISKS AND LIABILITIES

Provisions for identified risks and liabilities of uncertain timing or amount are recorded when Orange has a present obligation (legal or constructive) to a third-party as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

RETIREMENT INDEMNITIES

In France, legislation requires that lump sum retirement indemnities be paid to employees based upon their service life and level of compensation upon retirement. The actuarial cost of this unfunded obligation is charged to the consolidated income statement over the employees' service lives. The effect of changes in assumptions is accounted for in the consolidated income statement over the average remaining service life of employees.

In England, Orange plc operates two defined contribution pension schemes for eligible employees. Employer contributions to these two plans are expensed as incurred (see Note 4).

In the other countries where Orange currently operates, defined contributions schemes have generally been set up for Orange employees. Employer contributions to these schemes are expensed as incurred.

FINANCIAL INSTRUMENTS

Interest rate and foreign currency risks are managed using derivative financial instruments, primarily interest rate swaps, forward exchange contracts, currency swaps and exchange rate options. All such instruments are entered into for hedging purposes.

Income and costs resulting from the use of these instruments are recorded in the consolidated income statement in the same manner as compared with the underlying transaction being hedged:

- Differences between interest receivable and interest payable on swaps are recorded in the consolidated income statement over the life of the contract as an adjustment to the interest expense.

- The gains and losses generated by forward exchange contracts and currency swaps designated as hedging operations are recorded as exchange rate corrections resulting from the item hedged.

- The gains and losses resulting from forward exchange contracts and currency swaps designated as hedging operations and allocated to the hedging of firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

EARNINGS PER SHARE

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year.

Diluted earnings per share take account of conversion into ordinary shares of existing potentially dilutive instruments. Diluted earnings are calculated as net income adjusted for the financial charges of dilutive instruments, net of their effect on taxation and employee profit sharing.

SHARE BASED COMPENSATION

Shares issued upon exercise of subscription options granted to employees are reflected as a share capital increase on the exercise date at the exercise price of the option.

Treasury shares acquired by Orange in connection with purchase options granted to employees are presented within "Marketable securities". An allowance is recorded, whenever their cost is higher than the exercise price of the options.

Social charges relating to the share option plans are provided for when it is probable that the options will be exercised.

USE OF ESTIMATES

Orange's reported financial position and results of operations are sensitive to accounting methods, assumptions, estimates and judgements that underlie the preparation of the financial statements. Orange bases its estimates on its past experience and on various other assumptions deemed reasonable, the results of which form the basis for making judgements about the carrying values of assets and liabilities. Due to different assumptions and situations, the actual results may differ significantly from these estimates.

The positions taken by Orange in application of its accounting principles, the estimates made by management and the sensitivity of the reported results to circumstances and assumptions used by management are factors to be taken into consideration when reading the financial statements of Orange.

The preparation of the financial statements in conformity with generally accepted accounting principles requires the management of Orange to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes, notably with regard to provision for risks, deferred tax assets, goodwill and other intangible assets and investment securities as well as the description of liquidity.

3. SEGMENT REPORTING AND PRO FORMA INFORMATION

SEGMENT REPORTING

Orange operates within the mobile telecommunication sector in three segments identified as follows:

- The segment "France" includes mobile telephony within mainland France, the French West Indies and La Réunion.

- The segment "United Kingdom" includes mobile telephony within the United Kingdom. In the consolidated income statements, all amounts in pounds sterling were converted into euro at the average rates of €1.4460, €1.5909 and €1.6084 per pound sterling for the years ended 31 December 2003, 2002 and 2001 respectively. All pound sterling denominated balance sheet amounts were converted into euro at the applicable period end rates. The change in the sterling to euro translation rate for the years ended 31 December 2003 and 2002 resulted in a significant decrease in all pound sterling denominated balance sheet amounts during those two periods (see Note 19).

- The segment "Rest of World" includes mobile telephony in all the other European and International subsidiaries.

Shared Group Functions include all the activities related to the development of group wide wirefree services, Group overheads and other common expenses.

The main changes, which occurred in the Orange consolidation scope during the years ended 31 December 2003 and 2002 are presented in Note 30.

The main operating indicators by segment for the periods presented are as follows:

(in millions of euro, except number of employees)	Year ended 31 December 2003	2002	2001
France			
Network revenues	7,371	6,989	6,234
Turnover	7,983	7,651	6,876
Operating income before depreciation and amortisation and before SAC's	3,942	3,548	3,105
SAC's	(492)	(686)	(920)
Operating income before depreciation and amortisation	3,450	2,862	2,185
Depreciation and amortisation (1)	(702)	(666)	(561)
Operating income	2,748	2,196	1,624
Purchase of property, plant and equipment and intangible assets (2)	851	803	813
Total property, plant and equipment and intangible assets (3)	3,797	3,691	3,569
Average number of employees (4)	7,619	7,833	6,971
United Kingdom			
Network revenues	5,221	5,345	4,591
Turnover	5,819	5,961	5,337
Operating income before depreciation and amortisation and before SAC's	2,457	2,383	1,976
SAC's	(485)	(582)	(699)
Operating income before depreciation and amortisation	1,972	1,801	1,277
Depreciation and amortisation (1)	(734)	(803)	(665)
Operating income	1,238	998	612
Purchase of property, plant and equipment and intangible assets (2)	754	1,145	1,266
Total property, plant and equipment and intangible assets (3)	9,189	10,006	10,330
Average number of employees (4)	11,382	11,437	12,734
Rest of World			
Network revenues	3,929	3,258	2,677
Turnover	4,315	3,657	2,941
Operating income before depreciation and amortisation	1,479	880	57
Depreciation and amortisation(1)	(845)	(882)	(618)
Operating income (loss)	634	(2)	(561)
Equity in net loss of affiliates(1)	(139)	(385)	(601)
Purchase of property, plant and equipment and intangible assets (2)	719	1,263	1,177
Total property, plant and equipment and intangible assets (3)	6,753	7,726	8,522
Investments accounted for under the equity method (3)	-	1,956	4,896
Average number of employees (4)	10,923	10,722	9,761

(in millions of euro, except number of employees)	Year ended 31 December 2003	2002	2001
Shared Group Functions			
Turnover	-	-	-
Operating loss before depreciation and amortisation (5)	(323)	(397)	(231)
Depreciation and amortisation(1)	(32)	(13)	(4)
Operating loss	(355)	(410)	(235)
Purchase of property, plant and equipment and intangible assets (2)	38	71	22
Total property, plant and equipment and intangible assets (3)	63	85	53
Equity in net loss of affiliates	-	-	(2)
Average number of employees (4)	798	884	504
Reconciling Items			
Network revenues – Inter-segment elimination	(127)	(104)	(67)
Turnover – Inter-segment elimination	(176)	(184)	(67)
Total Orange			
Network revenues	16,394	15,488	13,434
Turnover	17,941	17,085	15,087
Operating income before depreciation and amortisation	6,578	5,146	3,288
Depreciation and amortisation (1)	(2,313)	(2,364)	(1,848)
Operating income	4,265	2,782	1,440
Equity in net loss of affiliates(1)	(139)	(385)	(604)
Purchase of property, plant and equipment and intangible assets (2)	2,362	3,282	3,278
Total of property, plant and equipment and intangible assets (3)	19,802	21,508	22,474
Investments accounted for under the equity method (3)	-	1,956	4,896
Average number of employees(4)	30,722	30,876	29,970

(1) Excluding goodwill amortisation.

(2) Purchase of property, plant and equipment and intangible assets includes additions to intangible and tangible fixed assets, excluding UMTS licences.

(3) Including goodwill.

(4) Average full time equivalents.

(5) The operating loss before depreciation and amortisation of Shared Group Functions includes management fees from France Telecom amounting to €52 million, €41 million and €0 for the years ended 31 December 2003, 2002 and 2001 respectively.

PROFORMA INFORMATION

In order to permit a more meaningful comparison of Orange's performance, the following selected financial information for the year ended 31 December 2002 has been recalculated on a pro forma basis as follows:

- In order to exclude the impact of fluctuations in foreign exchange rates, the selected financial information for the year ended 31 December 2002 has been recalculated using the foreign exchange rates for the year ended 31 December 2003.

- MobiNil for Telecommunications ("MobiNil"), which was acquired on 1 July 2002 and proportionally consolidated as of that date, has been proportionally consolidated in the pro forma selected financial information presented below, as if MobiNil had been part of Orange over the period 1 January 2002 to 30 June 2002.

	Year ended 31 December	
(in millions of euro)	2003	2002 Pro forma
Network revenues	16,394	14,937
Turnover	17,941	16,463
Operating income before depreciation and amortisation	6,578	4,974
Operating income	4,265	2,704
Purchase of property, plant and equipment and intangible assets (1)	2,362	3,142

(1) Purchase of property, plant and equipment and intangible assets includes additions to intangible and tangible fixed assets, excluding UMTS licences.

4. PERSONNEL COSTS

	Year ended 31 December		
(in millions of euro, except employee numbers)	2003	2002	2001
Average number of employees (1)	30,722	30,876	29,970
Personnel costs:			
Wages and salaries	1,204	1,279	1,177
Social charges and other pension related charges	278	281	232
Total	**1,482**	**1,560**	**1,409**

(1) Average full time equivalents.

PROFIT SHARING IN FRANCE

In addition, personnel costs comprise employee profit-sharing expenses of the French operating entities (not reflected in the above table) totaling €58 million, €44 million and €33 million for the years ended 31 December 2003, 2002 and 2001 respectively.

CIVIL SERVANTS IN FRANCE

Civil servants employed by France Telecom and performing functions for Orange France pursuant to contracts or outsourcing arrangements between France Telecom and Orange France are included in Orange's average number of employees: they represented 470, 549 and 707 average full time equivalents at 31 December 2003, 2002 and 2001 respectively. The related costs incurred by Orange France (primarily arising from the recharge by France Telecom of salaries and social charges) are reflected in the reported personnel costs: they amounted to €22 million, €26 million and €32 million for the years ended 31 December 2003, 2002 and 2001 respectively.

RETIREMENT INDEMNITIES

In France, the net present value of future payments in relation to the obligation to pay a lump sum indemnity to employees upon retirement (see Note 2) reflected in Orange's consolidated financial statements was inferior to €1 million over all three years presented, due to the age profile of the employees and high turnover rates.

In the United Kingdom, contributions under defined contribution pension schemes (see Note 2) amounted to €20 million, €22 million and €19 million for the years ended 31 December 2003, 2002 and 2001 respectively.

INCENTIVE PLANS

As part of the formation of Orange, various incentive plans, such as share option schemes, have been put in place for the employees and management of Orange (see Note 20).

5. OTHER NON-OPERATING EXPENSES, NET

For the year ended 31 December 2003, other non-operating expenses, net primarily include:

- Expenses of €35 million incurred by Orange plc in connection with the early redemption of its senior notes due in 2008 and the tender offer on its senior notes due in 2006 (see Note 13).

- A net gain of €58 million arising from the divestiture of Orange's 100% owned investment in Hutchison Telecommunications GmbH ("HTG") (see Note 12).

- Losses and other charges incurred in connection with the disposal of securitised receivables in an amount of €18 million.

- Advisory fees incurred by the Company as a consequence of the Exchange Offer (see Note 1) in an amount of €8 million.

For the year ended 31 December 2002, other non-operating expenses, net primarily included losses on disposal of securitised receivables amounting to €12 million.

6. INCOME TAXES

TAX POSITION IN FRANCE

As of 1 January 2002, the Company filed a consolidated tax return for all French subsidiaries in which it held 95% or more of the share capital (see Note 30). On 16 October 2003, France Telecom S.A. announced that, as a result of the Exchange Offer, it held approximately 98.78% of the Company's share capital (see Note 1). As at 31 December 2003, France Telecom S.A.' s shareholding in the Company had increased to 99.02%. Consequently, the Company filed a consolidated tax return for all its French subsidiaries in which it held 95% or more of the share capital for the year 2003. However, the French tax group was terminated with effect as of 31 December 2003, since the share ownership of France Telecom S.A. in the Company exceeded 95% as at that date. From 2004, all the French subsidiaries of the Company, in which France Telecom S.A. will hold, directly or indirectly, 95% or more of the share capital as of 1 January 2004, can be included in the France Telecom S.A. French tax group. During January 2004, France Telecom S.A. filed a request so that the companies, which were previously part of the Company's French tax group, could join the French tax group formed by France Telecom S.A. (this request was filed together with the letters of acceptance of the concerned companies agreeing to join the French tax group formed by France Telecom S.A.). In addition, France Telecom S.A. will use the possibility to offset the future taxable results of the Company's French subsidiaries, now included in its tax group, against the Company's tax losses carried forward. Last, France Telecom S.A. and the Company will enter into an agreement by which France Telecom S.A. will commit itself to surrender to the Company the tax credit arising from the utilisation of the Company's tax losses (by offsetting the taxable results of the Company's subsidiaries, which were previously included in the French tax group formed by the Company).

TAX (CHARGE) / INCOME ANALYSIS

The income tax (charge) / income is analysed as follows:

	Year ended 31 December		
(in millions of euro)	**2003**	**2002**	**2001**
Current income taxes before exceptional items	(105)	(640)	(610)
Deferred income taxes before exceptional items	(1,233)	(171)	(74)
Income taxes before exceptional items	**(1,338)**	**(811)**	**(684)**
Deferred income taxes on exceptional items	2,807	67	-
Incomes taxes on exceptional items	**2,807**	**67**	**-**
Total	**1,469**	**(744)**	**(684)**
Including:			
France	*1,863*	*(532)*	*(596)*
United Kingdom	*(252)*	*(238)*	*(39)*
Other tax jurisdictions	*(142)*	*26*	*(49)*

In 2002, Orange initiated a number of changes in its internal organisation with a view to improve its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, Orange initiated, during 2002, a project to bring Orange's international operations outside France and the United Kingdom under a single management organisation. This reorganisation, which was implemented during the first half of the year 2003, resulted in the alignment of Orange's corporate structure with its new operating structure and consequently, Orange's main subsidiaries, affiliates and investments outside France and the United Kingdom were regrouped under a UK holding entity, Orange Global Limited, a wholly owned subsidiary of the Company.

This reorganisation crystallised total tax losses of €11.5 billion in France during the year ended 31 December 2003, of which approximately €9 billion constituted operating tax losses and €2.5 billion capital losses. These tax losses primarily arise from the cumulative depreciation booked against the Company's investment in Wirefree Services Belgium ("WSB"), as reflected in the Company's statutory balance sheet at 31 December 2002, and resulting mainly from the loss in value of WSB's underlying investments in MobilCom, Wind and Orange Nederland N.V. Given the foreseeable net taxable results of the Company and its French subsidiaries for the next years, Orange recognised a net exceptional deferred tax credit of €2,684 million, representing the net present value of the expected tax savings arising from the utilisation of the operating tax losses generated through the reorganisation. This exceptional deferred tax credit is reflected under the heading "Income taxes on exceptional items" in Orange's income statement for the year ended 31 December 2003. Part of these tax losses have been utilised against the taxable profits generated by the French tax group during the year ended 31 December 2003, resulting in a deferred tax charge of €798 million reflected under the heading "Income taxes before exceptional items" and no current tax charge incurred by Orange in France over that period.

TAX PROOF

The reconciliation between the income tax expense computed at the French statutory tax rate and the effective income tax expense (income taxes before exceptional items) is as follows:

	Year ended 31 December		
(in millions of euro)	**2003**	**2002**	**2001**
Income tax calculated at the enacted tax rate (1)	**(1,369)**	**(813)**	**(360)**
Impact of unused tax losses carried forward and other temporary differences (2)	(39)	27	(378)
Impact of non French tax rates, permanent differences and changes in income tax rate	70	(25)	54
Effective income tax before exceptional items	**(1,338)**	**(811)**	**(684)**

(1) Enacted income tax rate was 35.43% for the years ended 31 December 2003 and 2002 and 36,43% for the year ended 31 December 2001. These rates were applied to "Income of controlled entities before exceptional items" before tax, i.e. €3,863 million, €2,295 million and €990 million for the years ended 31 December 2003, 2002 and 2001 respectively.

(2) Relates to start up operations in respect of which deferred tax assets are fully provided for (refer to Note 2). In 2002, this line also included the impact arising from the first recognition of a deferred tax asset with respect to the tax losses carried forward of Mobistar S.A. (€95 million for the year ended 31 December 2002).

DEFERRED TAX ASSETS AND LIABILITIES (BALANCE SHEET POSITION)

The analysis of deferred tax assets net of deferred tax liabilities and valuation allowance, by nature of temporary differences, is as follows:

	At 31 December	
(in millions of euro)	**2003**	**2002**
Losses carried forward	2,995	1,215
Tax accelerated depreciation	(277)	(77)
Other deferred tax assets (liabilities)	285	170
Valuation allowance	(1,175)	(1,048)
Deferred tax assets, net	**1,828**	**260**
Including:		
France	*1,927*	*64*
United Kingdom	*(115)*	*139*
Other tax jurisdictions	*16*	*57*

In addition, the Company has accumulated €19 billion of capital losses carried forward (1) at 31 December 2003 (€22.5 billion at 31 December 2002), of which €2.5 billion were crystallised through the reorganisation of Orange's international operations in the first half of 2003 (see above). No deferred tax asset has been recognised on these capital losses carried forward in the table shown above.

(1): In France, the enacted tax rate for capital losses carried forward is 20.2%.

Deferred tax assets, gross amount to €3,175 million at 31 December 2003 (€1,427 million at 31 December 2002).

Deferred tax assets and liabilities calculated on timing differences or losses carried forward, which are expected to reverse or to be utilised within the 12 months following the balance sheet date, are presented within current assets or liabilities. All other deferred tax assets and liabilities are presented within long-term assets or liabilities. The analysis of deferred tax assets and liabilities by maturity is as follows:

	At 31 December	
(in millions of euro)	**2003**	**2002**
Deferred tax assets		
Current portion	1,104	314
Long-term portion	896	65
Total deferred tax assets	**2,000**	**379**
Deferred tax liabilities		
Current portion	141	10
Long-term portion	31	109
Total deferred tax liabilities	**172**	**119**

At 31 December 2003, the long-term deferred tax assets primarily relate to the operating tax losses of the Company (see above), which are expected to be utilised by the end of 2006.

7. EXCEPTIONAL ITEMS

Exceptional items are as follows:

	Year ended 31 December		
(in millions of euro)	2003	2002	2001
Impairment charges	(175)	(4,730)	(3,635)
Exceptional costs:			
- Restructuring (third-party costs)	(129)	(254)	-
- Restructuring (costs from France Telecom S.A.)	(50)	-	-
- Withdrawal from Sweden	-	(252)	-
- Other items	(57)	-	-
Exceptional items before tax	**(411)**	**(5,236)**	**(3,635)**
Deferred tax on exceptional items (see Note 6)	2,807	67	-
Exceptional items, net of tax	**2,396**	**(5,169)**	**(3,635)**

For the year ended 31 December 2003, exceptional items amount to a negative €411 million before a tax credit of €2,807 million and primarily include:

- An exceptional deferred tax credit of €2,684 million recognised as a consequence of the reorganisation of Orange's international activities (see Note 6).
- A net gain of €233 million arising from the divestiture of Orange's 26.58% stake in Wind on 1 July 2003 (see Note 11). Such net gain is made of the release of a €266 million provision for risk on Wind, which had been recorded as at 31 December 2002 (see below), partially offset by an impairment charge of €33 million.
- An exceptional impairment charge of €355 million on BITCO, Orange's 49% owned affiliate in Thailand (see Note 11) and an additional impairment charge of €53 million on Orange's non consolidated investments' portfolio (see Note 12).
- Exceptional restructuring costs totalling €179 million (before a deferred tax credit of €44 million) arising from Orange's strategic decision, announced in December 2002 (see below), to improve its financial performance. They primarily comprise redundancy expenses and costs incurred in connection with discontinued projects (write-off of fixed assets, penalties and other exit costs).

For the year ended 31 December 2002, exceptional items amounted to a negative €5,236 million before a tax credit of €67 million and primarily included the following items:

- Impairment charges of €4,730 million relating to the following assets held by Orange:
    - Wind for €3,038 million, of which €2,772 million were recorded against Orange's "investments accounted for under the equity method" and €266 million under the heading "accrued expenses and other current liabilities" (see Note 11).
    - Orange Nederland N.V. for a total €1,324 million, of which €1,111 million were recorded against Orange's goodwill (see Note 8) and €213 million against this company's UMTS licence (see Note 9).
    - Orange Romania for €69 million recorded against Orange's goodwill (see Note 8).
    - Orange's non consolidated investments in ONE GmbH (previously Connect Austria GmbH), Optimus, BPL and other minority owned investments for a total €191 million (see Note 12).
    - Orange Côte d'Ivoire for a total €108 million, of which €22 million were recorded against Orange's goodwill (see Note 8) and €86 million against this company's intangible and tangible assets, bringing the carrying value of this consolidated investment down to zero as at 31 December 2002.
- Exceptional costs arising from discontinued activities and projects amounting to a total €506 million, before a tax credit of €67 million (see Note 6). They mainly comprised the following:
    - Exceptional restructuring costs arising from the decision taken by Orange in December 2002 to improve its financial performance by placing stronger focus on generating cash, through savings in capital expenditure and significant reduction in costs and overheads from 2003 to 2005. Total costs amounted to €254 million before tax for the year ended 31 December 2002 and comprised redundancy costs, costs incurred in connection with discontinued projects (write-off of fixed assets, penalties and other exit costs...).
    - Exceptional costs arising from the decision announced by Orange in December 2002 to withdraw from the Swedish market in direct response to the pressures placed upon it by the UMTS licence requirements and current market conditions. In line with this decision, Orange had significantly reduced the size of its operation at the end of 2002, with a redundancy programme affecting its 234 staff. The total costs arising from the decision to discontinue Orange's activities in

Sweden amounted to €252 million before tax and comprised redundancy and closure costs, write-off of fixed assets and provisions relating to Orange's existing commitments in Sweden as at 31 December 2002.

For the year ended 31 December 2001, exceptional items included impairment charges totalling €3,635 million, of which €3,428 million related to MobilCom and €207 million to Ananova and Wildfire Communications.

8. GOODWILL, NET

GOODWILL ANALYSIS

The table below presents the net book value of goodwill of fully and proportionally consolidated companies:

	At 31 December			
	2003			2002
(in millions of euro)	Cost	Amortisation	Net book value	Net book value
Orange Communications S.A.	1,557	(240)	1,317	1,497
Orange Romania S.A.	418	(77)	341	435
Orange Slovensko, a.s.	342	(53)	289	303
MobiNil	113	(8)	105	180
Other	1,698	(1,598)	100	112
Total	**4,128**	**(1,976)**	**2,152**	**2,527**

CHANGES IN NET BOOK VALUE OF GOODWILL

Changes in the net book value of goodwill are as follows for the years ended 31 December 2003 and 2002:

	Net book value	
(in millions of euro)	**2003**	**2002**
Opening balance (net)	**2,527**	**3,804**
Acquisitions	-	250
Amortisation	(136)	(205)
Impairment	-	(1,202)
Translation adjustments and other movements	(239)	(120)
Closing balance (net)	**2,152**	**2,527**

For the year ended 31 December 2002, acquisitions primarily related to the acquisition of a 71.25% shareholding in MobiNil. The impairment charge on goodwill amounted to €1,202 million for the same period and related to Orange Nederland N.V. (€1,111 million), Orange Romania S.A. (€69 million) and Orange Côte d'Ivoire (€22 million).

GOODWILL AMORTISATION

Goodwill is amortised over a period ranging from 5 to 20 years depending on the specific nature of the business acquired and on the strategic value of each acquisition. In the consolidated income statements, amortisation of goodwill – relating to fully and proportionately consolidated companies – amounted to €136 million, €205 million and €255 million for the years ended 31 December 2003, 2002 and 2001 respectively.

GOODWILL IMPAIRMENT REVIEWS

As described in Note 2, the fair value of goodwill was reassessed on an entity by entity basis, as part of the review of Orange's long lived assets at each closing date. The following perpetuity growth rates and post-tax discount rates were applied to the expected post-tax cash flows of Orange's operations in Switzerland, Romania, Slovakia and Egypt, representing management's best estimate of the set of economic assumptions that would exist over future years:

	Perpetuity growth rate		Discount rate	
	2003	**2002**	**2003**	**2002**
Orange Communications S.A.	3.0%	3.0%	9.1%	8.9%
Orange Romania S.A.	3.0%	3.0%	14.6%	15.6%
Orange Slovensko, a.s.	3.0%	3.0%	11.1%	13.7%
MobiNil	3.0%	3.5%	12.2%	14.2%

The sensitivity of Orange's share in the estimated fair value of these operations as at 31 December 2003 to an uncontrolled change of one percentage point in the perpetuity growth rate or in the discount rate compared to the assumptions highlighted above is as follows:

		Impact of a one percentag point change in the assumptions used decrease/increase	
(in billions of euros)	Excess of estimated fair value on carrying value (1)	Perpetuity growth rate	Discoun rate
Orange Communications S.A.	1.1	(0.31)/0.43	0.70/(0.50
Orange Romania S.A.	0.6	(0.04)/0.05	0.11/(0.09
Orange Slovensko, a.s.	0.5	(0.06)/0.08	0.15/(0.11
MobiNil	0.2	(0.03)/0.03	0.06/(0.07

(1): The carrying value referred to in the table shown above is the cost of Orange's investment in each of its consolidated entities, i.e. Orange's share of net assets increased by the net carrying value of goodwill.

Based on this analysis, no impairment charge was recorded for the year ended 31 December 2003.

At 31 December 2002, an exceptional impairment charge of €1,324 million had been recorded on Orange Nederland N.V., of which €1,111 million had been allocated to Orange's goodwill and €213 million to the UMTS licence held by this company. This impairment charge had been recorded in light of the highly competitive environment prevailing in The Netherlands, a five player market, where Orange Nederland N.V. only had a market share of 8.6% at 31 December 2002. A perpetuity growth rate of 3.0% and a post-tax discount rate of 9.0% had been applied to Orange's expected cash flows in The Netherlands as at that date.

In addition, impairment charges of €69 million and €22 million respectively were recorded in relation to goodwill on Orange Romania S.A. and Orange Côte d'Ivoire for the year ended 31 December 2002.

9. INTANGIBLE ASSETS, NET (EXCLUDING GOODWILL)

BREAKDOWN OF INTANGIBLE ASSETS, NET (EXCLUDING GOODWILL)

	At 31 December			
		2003		2002
(in millions of euro)	Cost	Amortisation	Net book value	Net book value
UMTS licences	7,196	(215)	6,981	7,468
Licences, patents and access rights	903	(408)	495	615
Subscriber relationships and GSM licence (1)	205	(5)	200	214
Other intangibles	10	(8)	2	44
Total	**8,314**	**(636)**	**7,678**	**8,341**

(1) This heading comprises intangible assets arising from purchase price allocation exercises conducted on Orange Communications S.A. and Orange Nederland N.V. in 2001. The net book value of subscriber relationship amounts to €167 million and €17 million at 31 December 2003 (€179 million and €17 million at 31 December 2002) for Orange Communications S.A. and Orange Nederland N.V. respectively. The net book value of the GSM licence of Orange Communications S.A. amounts to €16 million at 31 December 2003 (€18 million at 31 December 2002).

Additions to intangible fixed assets (excluding UMTS licences) amounted to €9 million, €71 million and €78 million for the years ended 31 December 2003, 2002 and 2001 respectively.

Amortisation of intangible assets, excluding goodwill, amounted to €76 million, €91 million and €90 million for the years ended 31 December 2003, 2002 and 2001 respectively.

UMTS LICENCES

UMTS licences can be detailed as follows at 31 December 2003:

(in millions of euro)	Date of award	Local currency	Value in local currency	Euro equivalent
OPCS	September 2000	GBP	4,095	5,812
Orange Nederland N.V.	July 2000	EUR	223	223
Orange Communications S.A.	December 2000	CHF	55	36
Mobistar S.A.	March 2001	EUR	150	150
Orange France S.A.	August 2001	EUR	619	619
Orange A/S	September 2001	DKK	779	105
Orange Slovensko, a.s.	June 2002	SKK	1,499	36
Total				**6,981**

As described in Note 2, UMTS licences are amortised from the date when the related UMTS network becomes capable of operating in the manner intended by management, i.e. when it is technically ready for commercialisation of services.

The Management of Orange conducted impairment reviews on its UMTS licences at 31 December 2003 and 31 December 2002, in light of the following events and circumstances existing at each closing date:

- In December 2002, the management of Orange announced its decision to review the launch plans of the 3rd generation technology ("3G") and adopt a more prudent timetable.
- Regulatory changes likely to have an adverse impact on the future cash flows and results of operations of Orange UK took place in 2003:
  - On 24 July 2003, a 15% reduction in the termination charges of the four UK mobile operators was effected.

- The Office of Telecommunications ("Oftel") published a consultation document in May 2003, containing proposals to introduce a three-year price control for mobile call termination, in line with the recommendation of the UK Competition Commission to reduce the termination charges of the UK mobile operators by Retail Price Index minus 15% per annum (for Vodafone and O2) or minus 14% per annum (for Orange and T-Mobile) for the three years from 1 April 2003 to 31 March 2006. The implementation of this three-year price control has been delayed and it is now unlikely that such price control will effectively occur from 1 April 2003 to 31 March 2004. Consequently, on 19 December 2003, Oftel issued a further consultation document proposing a two-year price control from 1 April 2004 to 31 March 2006, with a sharper initial price cut for year one and a further cut in year two of Retail Price Index minus 11%. If these proposals remain unchanged following consultation, they would need to be implemented initially during the period from 1 April 2004 to 31 March 2005.

When conducting such impairment reviews, the Management of Orange considered the close interrelation between the 2nd ("2G") and 3rd generation technologies, both from a technical and commercial perspective, based on the following facts:

- The acquisition of UMTS licences provides Orange with enlarged frequency spectrum for the development of both voice and non-voice services.

- The planning and roll out of the UMTS network is viewed as an enhancement and extension of the existing GSM network and the overall coverage and capacity strategies rely on the complementary nature of 2G and 3G technologies.

- Future 3G services will be offered to Orange's existing 2G customers in order to improve customer loyalty and increase usage and average revenue per user, through enhanced voice and non-voice services. Many future 3G services will be derived from 3G type services already offered to customers on 2nd generation networks.

Factors considered in the impairment reviews included the demand and speed of take up of 3G type services, the availability and functionality of network infrastructure and mobile devices, operating costs and capital expenditure requirements and the behaviour of competitors and regulatory authorities, all of which are, by their nature, subject to uncertainty which consequently affects estimation of future profits and cash flows.

In addition, the management of Orange conducted a specific impairment review in the United Kingdom at 31 December 2003 and 31 December 2002 by comparing:

- The combined carrying value of its 2nd and 3rd generation long-lived assets (including the UMTS licence and other tangible and intangible assets); with

- The future cash flows determined based on Orange's most recent business plan and representing the economic benefits which are expected to arise from the continuing use of Orange's long-lived assets in the United Kingdom over the remaining useful life of the UMTS licence. A post-tax discount rate of 9% was applied to these post-tax future cash flows.

Based on this analysis, no impairment was recorded on Orange's UMTS licence in the United Kingdom.

At 31 December 2002, an exceptional impairment charge of €213 million was recorded against the carrying value of the UMTS licence held by Orange Nederland N.V. in The Netherlands (see Note 7), bringing its carrying value down to €223 million.

10. PROPERTY, PLANT AND EQUIPMENT

	At 31 December			
	2003			2002
(in millions of euro)	Cost	Acc Deprec.	Net book value	Net book value
Land and buildings	4,228	(1,674)	2,554	2,451
Network equipment	11,132	(5,496)	5,636	6,295
Computer and terminal equipment (excluding network)	3,221	(1,853)	1,368	1,426
Other	938	(524)	414	468
Total	**19,519**	**(9,547)**	**9,972**	**10,640**

Changes in the net book value of property, plant and equipment are as follows for the years ended 31 December 2003 and 2002:

(in millions of euro)	2003	2002
Balance at beginning of period	**10,640**	**9,768**
Acquisitions of property, plant and equipment	2,353	3,290
Effect of acquisitions and divestitures	-	435
Depreciation expense	(2,237)	(2,273)
Translation adjustment	(633)	(357)
Other movements (1)	(151)	(223)
Balance at end of period	**9,972**	**10,640**

(1): Including the write-off of fixed assets reflected in "Exceptional items before tax" in an amount of €122 million for the year ended 31 December 2003 (€208 million for the year ended 31 December 2002).

The net book value of land and buildings included €2,369 million of network infrastructure at 31 December 2003 (€2,203 million at 31 December 2002).

Interest charges capitalised under the value of property, plant and equipment amounted to €74 million at 31 December 2003 (€98 million at 31 December 2002).

The net book value of assets under capital leases amounted to €597 million at 31 December 2003 (€905 million at 31 December 2002).

Depreciation of property, plant and equipment amounted to €2,237 million, €2,273 million and €1,758 million for the years ended 31 December 2003, 2002 and 2001, respectively.

11. INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD (INCLUDING GOODWILL)

	Interest at 31 December	Net book value at 31 December		
(in millions of euro)	2003 (%)	2003	2002	2001
Wind	-	-	1,596	4,456
BITCO	*49.0*	-	360	439
Other	-	-	-	2
Total		**-**	**1,956**	**4,897**

At 31 December 2003, the net book value of goodwill relating to investments accounted for using the equity method amounted to zero for Wind, as a result of its divestiture on 1 July 2003 (€818 million at 31 December 2002 and €1,972 million at December 2001) and zero for BITCO (€255 million at 31 December 2002 and €310 million at 31 December 2001).

CHANGES IN INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD FOR THE YEARS ENDED 31 DECEMBER 2003 AND 2002

(in millions of euro)	2003	2002
Balance at beginning of period	**1,956**	**4,897**
Transfer of Wind's shareholder loan from the France Telecom Group	-	236
Capital increase in Wind (cash element)	35	48
Interim cash contribution in Wind	32	-
Capital increase in BITCO	-	69
Equity in net loss of affiliates	(139)	(385)
Goodwill amortisation (before Wind and BITCO impairment)	(30)	(90)
Wind impairment	(33)	(2,772)
BITCO impairment (recorded at 30 June 2003)	(271)	-
BITCO impairment (recorded at 31 December 2003)	(84)	-
Divestiture of the 26.58% stake in Wind on 1 July 2003	(1,537)	-
Translation adjustment and other changes	71	(47)
Balance at end of period	**-**	**1,956**

EQUITY IN NET LOSS OF AFFILIATES (EXCLUDING GOODWILL AMORTISATION)

	Year ended 31 December		
(in millions of euro)	2003	2002	2001
Wind	(70)	(305)	(365)
Mobilcom	-	-	(178)
BITCO	(69)	(80)	(58)
Other	-	-	(3)
Total	**(139)**	**(385)**	**(604)**

In 2003, Orange reflected its 26.58% share in net loss of Wind and amortised Wind goodwill until 30 June 2003, since the effective divestiture date of its 26.58% shareholding in Wind was 1 July 2003 (see section on Wind below).

GOODWILL AMORTISATION RELATED TO INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

	Year ended 31 December		
(in millions of euro)	2003	2002	2001
Wind	(23)	(74)	(145)
Mobilcom	-	-	(133)
BITCO	(7)	(16)	(16)
Other	-	-	(7)
Total	**(30)**	**(90)**	**(301)**

In the income statement, goodwill related to investments accounted for under the equity method is amortised over a 20-year period.

FINANCIAL DATA ON BITCO AS AT AND FOR THE YEAR ENDED 31 DECEMBER 2003

(in millions of euros)	(unaudited)
Balance sheet data	
Current assets	129
Long-term assets	706
Current liabilities	(772)
Net assets	**63**
Orange's share of net assets (at 49%) (1)	***31***
Income statement data	
Turnover	253
Operating loss	(99)
Interest expenses, net	(41)
Net loss	**(140)**
Orange's share of net loss (at 49%)	***(69)***

(1): After impairment, the carrying value of Orange's investment in BITCO (excluding goodwill) equals zero as at 31 December 2003 (see section on BITCO below).

WIND

On 20 March 2003, Orange and Enel, its co-shareholder in Wind, approved a capital increase of Wind, which had been resolved upon by the board of Wind on 7 March 2003. The capital increase amounted to a total €133 million, of which €35 million represented Orange's 26.58% stake.

On 20 March 2003, Orange reached an agreement with Enel to sell its 26.58% shareholding in Wind. This transaction was contingent, among other things, upon approval by the regulatory authorities, which was obtained on 16 June 2003, and the effective closing of the transaction took place on 1 July 2003.

The total cash proceeds of the sale, which were paid to Orange on 1 July 2003, amount to €1,537 million and include €1,362 million cash consideration in respect of the 26.58% equity stake in Wind (including the full reimbursement of a €32 million interim contribution made by Orange to Wind in June 2003) and €175 million in respect of the repayment of the Wind shareholder loan.

Based on the terms of this transaction, the €266 million provision for risk on Wind, which had been recorded as at 31 December 2002 (see below), was released and an impairment of €33 million was recorded against Orange's investment in Wind, bringing it carrying value down to €1,537 million as at 30 June 2003. Consequently, the divestiture of Wind generated a net positive profit and loss impact of €233 million, which is reflected under the heading "Exceptional items before tax" in the income statement for the year ended 31 December 2003 (see Note 7).

Orange is entitled to a post closing upward price adjustment, should Enel sell, before 31 December 2004, all or part of its Wind shares for a price that would value 100% of Wind's equity at more than €5 billion.

As a result of this transaction, all agreements governing relationship between Orange, Enel and Wind (inclusive of put and call options) were terminated and Enel released or committed to release all the financial obligations (funding obligations, guarantees...) granted by Orange relative to its 26.58% shareholding in Wind.

As at 31 December 2002, as part of the strategic review of Orange's overall investment portfolio, Orange had reassessed the fair value of its 26.58% investment in Wind based on a multi criteria approach. This reassessment had led to a write down of the investment in Wind in an amount of €2,772 million. An additional €266 million provision for risk on Wind, reflected in "accrued expenses and other current liabilities", had been recorded, bringing the total charge to an amount of €3,038 million for the year ended 31 December 2002. This charge had been recorded under the heading "Exceptional items before tax" (see Note 7).

BITCO

In January 2001, Orange entered into a shareholders' agreement with its partners in BITCO, whereby the parties to this agreement are committed to bring financial, technical and commercial support to BITCO, in accordance with the law and regulations applicable in Thailand, in order to roll out a mobile telecommunication network and provide related services under the Orange brand name in Thailand. BITCO owns 99.86% of TA Orange Company Ltd, a company holding a concession to operate a GSM 1800 network in Thailand. The full commercial launch of the Orange branded activities of TA Orange Company Ltd took place in March 2002.

The commitments of Orange arising from the shareholders' agreement dated January 2001 and from the Sponsor Support Deed dated February 2002, in relation to TA Orange Limited's financing arrangements, are described in Note 25 (see "off balance sheet commitments linked to financial investments" and "guarantees and endorsements"). Orange has initiated discussions with its co-shareholders in BITCO, with a view to examine the possibility to reduce its current 49% shareholding in BITCO. However, all the existing commitments of Orange under the agreements listed above remain in place as long as these discussions have not led all concerned parties to enter into a legally binding agreement.

At 30 June 2003, Orange had reassessed the fair value of its investment in BITCO based on the economic conditions imposed on TA Orange Company Ltd by the concession agreement under which it currently operates. In light of the uncertainties surrounding the establishment of a competitive regime for the telecommunications industry in Thailand and their potential economic consequences on TA Orange Company Limited, Orange had recorded a total impairment charge of €271 million against the carrying value of its investment in BITCO for the six months ended 30 June 2003. At 31 December 2003, Orange has reassessed the fair value of its investment, in light of its on-going discussions with its co-shareholders in BITCO (see above), among other things, and recorded an additional impairment charge of €84 million, bringing its carrying value down to zero.

12. NON CONSOLIDATED INVESTMENTS

(in millions of euro)	Country	Int. %	At 31 December 2003	2002
ONE GmbH	Austria	17.45	220	220
Optimus	Portugal	20.2	143	143
BPL	India	26.0	47	47
HTG	Germany	-	-	6
MobilCom	Germany	28.3	-	-
Other			66	79
Total non consolidated investments, gross			**476**	**495**
Provision			(228)	(196)
Total non consolidated investments, net			**248**	**299**

- Orange's interest in HTG had been accounted for as "non consolidated investment" and reflected at its equity method carrying value as at 29 December 2000 (the date it was transferred to the Company) in accordance with paragraph 215 of Rule 99-02, since Orange's expectation had been that this interest would be disposed of.

  On 26 August 2003, Orange completed the sale of its 100% shareholding in HTG to Phone House Deutschland GmbH, a subsidiary of the Carphonewarehouse group, for a cash consideration of €64 million. The divestiture of HTG resulted in a net gain of €58 million (see Note 5). Orange has granted warranties to the purchaser of the HTG shares (see Note 25, section on "guarantees and endorsements").

- The investment in MobilCom is reported as a non consolidated investment, since Orange does not exercise any significant influence over MobilCom (Orange has no representative on any of MobilCom's corporate bodies).

- At 31 December 2003 and 2002, as part of the strategic review of Orange's overall investment portfolio, Orange reassessed the fair value of its non consolidated investments based on a multi criteria approach (see Note 2). Consequently, exceptional impairment charges totaling €53 million for the year ended 31 December 2003 (€191 million for the year ended 31 December 2002) were recorded against Orange's non consolidated investments in ONE GmbH (previously Connect Austria GmbH), Optimus, BPL and other minority owned investments and were reflected under the heading "Exceptional items before tax" in the income statement (see Note 7).

13. BORROWINGS NET OF AVAILABLE CASH

Borrowings net of available cash can be detailed as follows:

(in millions of euro)	At 31 December 2003	2002
Long-term borrowings, less current portion	812	2,733
Current portion of long-term borrowings	501	853
Short-term borrowings and bank overdrafts	1,241	3,116
Cash and cash equivalents	(2,217)	(828)
Marketable securities	(2)	(4)
Total	**335**	**5,870**

LONG-TERM BORROWINGS

The table below presents an analysis of Orange's long-term borrowings by type, after the effects of currency swaps:

(in millions of euro)	At 31 December	
	2003	2002
Bonds	512	1,140
Bank loans	737	2,333
Other non bank loans and capital leases	64	113
Total long-term borrowings	**1,313**	**3,586**
Including current portion	*501*	*853*
Including long-term portion	*812*	*2,733*

The maturity of outstanding long-term borrowings at 31 December 2003 is as follows:

December 2004	501
December 2005	103
December 2006	117
December 2007	69
December 2008	26
December 2009 and thereafter	497
Total	**1,313**

The table below presents details of not matured bonds:

(in millions) Currency	Amount in currency of denomination	Maturity	Interest rate (%)	Euro at 31 December	
				2003	2002
USD	41	2006	8.75	32	188
EGP	340	2007	12.25	31	51
GBP	-	2008	8.63	-	303
USD	-	2008	8.00	-	18
EUR	-	2008	7.63	-	94
GBP	150	2009	8.88	213	231
USD	263	2009	9.00	208	251
Impact of interest or currency rate swaps				28	4
Total bonds				**512**	**1,140**

Orange plc's senior notes are redeemable on maturity and Orange has not granted any specific guarantee to the bondholders. Some of the notes are subject to early repayment clauses, which can be exercised only by Orange plc as the issuer. Orange plc's notes in US dollar are all converted into British pound though the use of currency swaps (see Note 15).

On 30 June 2003, Orange plc exercised its option to redeem its senior notes due in August 2008. The senior notes were redeemed on 1 August 2003 at the redemption price of £205.9 million, €97.6 million and USD 19.2 million for each of the respective series of notes, i.e. around €412 million in total.

On 18 July 2003, Orange plc launched a tender offer to purchase for cash its senior notes due in 2006. This offer was completed on 26 August 2003. Orange received tenders from holders of approximately USD 156.7 million in aggregate principal amount of the notes, which were accepted by Orange. The aggregate cost of USD 184.2 million to purchase these notes (inclusive of USD 3.3 million accrued interests), i.e. around €163 million in total, was paid by Orange on 27 August 2003.

Orange plc incurred non operating expenses (primarily premium costs and also write-offs of debt issue costs) in an amount of €35 million for the year ended 31 December 2003 (see Note 5), as a result of the early redemption of its senior notes due in 2008 and the tender offer on its senior notes due in 2006. However, the net present value of the expected cash flows arising from such restructuring of Orange's borrowings is positive.

The table below presents an analysis of long-term borrowings by interest rate, after taking into account the impact of interest rate and currency swaps:

(in millions of euro)	At 31 December	
	2003	2002
Less than 5%	-	-
Between 5 and 7 %	-	1,688
Between 7 and 10 %	252	949
More than 10 %	31	61
Total fixed rate	**283**	**2,698**
Total variable rate	966	775
Other non bank loans and capital leases	64	113
Total long-term borrowings	**1,313**	**3,586**

The weighted average fixed interest rate amounted to 9.3% at 31 December 2003 (7.4% at 31 December 2002). The weighted average variable rate interest amounted to 6.5% at 31 December 2003 (6.5% at 31 December 2002).

The analysis of long-term borrowings by currency after taking into account the impact of currency swaps is as follows:

(in millions of euro)	At 31 December	
	2003	2002
British pound	848	2,576
Euro	5	359
US dollar	186	250
Other currencies	210	288
Other non bank loans and capital leases	64	113
Total long-term borrowings	**1,313**	**3,586**

SHORT-TERM BORROWINGS

The table below presents an analysis of Orange's short-term borrowings by type, after the effects of currency swaps:

(in millions of euro)	At 31 December	
	2003	2002
France Telecom current account	740	2,760
Bank and other loans	167	36
Bank overdrafts	334	320
Total short-term borrowings	**1,241**	**3,116**

Current accounts with France Telecom S.A. generally bear interest at rates linked to market interest rates of the countries where subsidiaries are operating.

The weighted average interest rate for the current accounts granted to Orange by France Telecom S.A. amounted to 4.7% at 31 December 2003 (3.7% at 31 December 2002).

The analysis of short-term borrowings by currency after taking into account the impact of currency swaps is as follows:

(in millions of euro)	At 31 December	
	2003	2002
British pound	626	113
Euro	524	2,806
US dollar	2	134
Other currencies	89	63
Total short-term borrowings	**1,241**	**3,116**

CASH AND CASH EQUIVALENTS

Cash and cash equivalents as at 31 December 2003 amount to €2,217 million, mostly denominated in Euro for €1,705 million and in British Pound for €278 million.

At 31 December 2003, cash and cash equivalents include a €1,574 million current account receivable from France Telecom S.A. (zero at 31 December 2002).

The weighted average interest rate received on this current account receivable from France Telecom S.A. amounts to 2.3% at 31 December 2003

CREDIT FACILITIES

Orange's credit facilities are as follows:

(in millions)	Currency of denomination	Amounts in local currency	Euro equivalent	Used portion
Bilateral credit lines				
Short-term	GBP	440	624	550
	EUR	281	281	190
	SKK	4,520	110	89
Long-term	USD	151	119	119
	BWP	100	18	12
	DOP	680	16	10
	EUR	8	8	5
Syndicated credit lines				
Long-term	GBP (1)	1,006	1,428	367
	XAF	52,550	80	80
	EGP	587	76	76
	USD	84	67	67
Total at 31 December 2003			**2,827**	**1,565**
Total at 31 December 2002			**7,143**	**5,120**

(1) : Fully repaid on 4 February 2004. The amount used as at 31 December 2003 is reflected under the heading "Current portion of long-term debt" as at that date.

The above table includes the credit facilities granted to Orange by France Telecom S.A., which total €814 million at 31 December 2003 (€4,300 million at 31 December 2002), of which €740 million represent the used portion at 31 December 2003 (€2,760 million at 31 December 2002). The €4,000 million multi-currency facility granted to the Company by France Telecom in July 2002 matured on 15 December 2003 and was not replaced.

On 4 February 2004, the syndicated credit facility amounting to a total GBP 1,006 million, as shown in the above table, has been cancelled (the used portion being subject to an early repayment) and all related covenants (see below) and security on pledged assets (see Note 25) were released as of that date.

COVENANTS

The borrowings presented above are subject to standard covenants, which in the event of default or unfavourable change, might lead to the early repayment by Orange of the amounts outstanding under the facilities. The main financial covenants Orange is subjected to at 31 December 2003 are as follows:

- Under the terms of the Orange plc bonds (€481 million outstanding at 31 December 2003), the Orange plc group is restricted from incurring indebtedness beyond a multiple of 7 times its consolidated cash flow (1).

- Under the terms of the Orange Holdings (UK) Limited syndicated bank facility (€367 million drawn down at 31 December 2003), the following ratios must be met:

  - Consolidated debt to consolidated annualised EBITDA (2) must not exceed 3.5.

  - Consolidated annualised EBITDA (2) to annualised interest expense must not fall below 3.0.

  - Consolidated annualised EBITDA (2) to consolidated debt service must not fall below 1.5.

  These ratios must be tested at Orange Holdings (UK) Limited' s consolidated level semi-annually until the initial maturity date of the facility in 2005. This covenant was terminated on 4 February 2004, following the cancellation of this credit facility.

- Under the terms of the ECMS international and domestic bank facilities (aggregate amount of €143 million, at 71.25%, drawn down at 31 December 2003), the following ratios must be met at ECMS's consolidated level:

  - Senior debt to annualised EBITDA (2) must not exceed 2.0.

  - Available cash flow (1) to total debt service must not be below 1.2.

  These ratios are calculated semi-annually and apply until the maturity date of the international and domestic bank facilities, in 2005 and 2006 respectively.

- Under the terms of the Orange Slovensko, a.s. credit facility (€89 million drawn down at 31 December 2003), the ratio of interest expenses to EBITDA (2) of this company must remain below 2.5 and its total borrowings must not exceed SKK 5.3 billion, i.e. around €130 million.

- Under the terms of the Orange Dominicana S.A. bank facility (€88 million drawn down at 31 December 2003), the following ratios must be met:

  - The ratio of debt to paid-in capital must be no greater than 55:45.

  - Debt to EBITDA (2) must not exceed 2.75 from beginning of 2005 until 31 December 2005 and must be less than 2.0 from 1 January 2006 until full repayment of the facility.

  - Available cash flow (1) to debt service must be greater than 1.0 to 1.15 from beginning of 2005 until the end of 2006 and greater than 1.2 thereafter.

  The company is also subject to minimum EBITDA (2) levels until 31 December 2004.

- Under the terms of the Orange Romania S.A. bank facility (€40 million drawn down at 31 December 2003), the available cash flow (1) to debt service must not fall below 1.25 and the long term debt to equity ratio must remain under 55:45 until the maturity date of the facility in 2005.

  (1) As per the definitions agreed with the lenders.

  (2) Operating income (loss) before depreciation and amortisation under the definitions agreed with the lenders.

These ratios were met at 31 December 2003

14. UMTS VENDOR FINANCING

At 31 December 2002, Orange had arranged total vendor financing facilities, in relation to the supply of UMTS equipment in France and the United Kingdom, of €1,180 million, of which €531 million had been drawn down. These facilities were maturing between December 2003 and June 2004.

During the year ended 31 December 2003, Orange and the UMTS vendors mutually agreed to cancel these facilities (the used portion being subject to early repayments), as described below:

- In September and October 2003, total €700 million UMTS vendor facilities (of which €371 million had been drawn down at 31 December 2002) were cancelled. The initial maturity dates of such facilities were December 2003, May and June 2004.

- At the end of November and beginning of December 2003, total €480 million UMTS vendor facilities (of which €160 million had been drawn down at 31 December 2002) were cancelled. The initial maturity date of such facilities was June 2004.

15. EXPOSURE TO MARKET RISKS

Through its operations, Orange is exposed to price risks in relation with investment of surplus cash and debt financing.

INTEREST RATE RISK MANAGEMENT

As part of its financing policy, Orange enters into long-term borrowings from credit institutions. In order to reduce the cost of borrowings, interest rate swaps and interest rate options are used within limits fixed by management.

FOREIGN EXCHANGE RISK MANAGEMENT

Debt instruments may in some cases be initially contracted in foreign currencies. Subsequently, they are generally converted into the currencies of the countries where subsidiaries are operating through the use of cross currency swap agreements in order to reduce Orange's exposure to foreign exchange risk.

At 31 December 2003, Orange held currency swaps in connection with the Orange plc's senior notes (see Note 13) converting USD 304 million into GBP 189 million, with maturities between 2006 and 2009.

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

The contract or notional amounts presented below do not represent amounts payable or receivable and as such do not represent the risk to Orange of using derivative financial instruments:

	At 31 December	
(in millions of euro)	**2003**	**2002**
Interest rate swaps	768	4,534
Interest rate caps	326	583
Currency swap	448	555
Forward exchange contracts(1)	1,128	1,201

(1) Includes gross value of buy and sell contracts.

EXPOSURE TO CHANGES IN INTEREST AND FOREIGN EXCHANGE RATES

Orange is not materially exposed to interest rate movements.

Orange currently operates in certain countries, primarily Egypt and the Dominican Republic, where its subsidiaries have contracted debt instruments denominated in currencies, which are not the functional currency of the country. The impact for Orange of an immediate decrease of 10% of the EGP and DOP against the USD would be a foreign exchange loss of €19 million before tax.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

With regard to cash, customer receivables, bank overdrafts and other short-term borrowings as well as trade payables, Orange considers that the balance sheet value is the most representative of their fair value in view of the high degree of liquidity of these items.

The fair value of long-term borrowings has been estimated based on the discounted value of future cash flows for non quoted instruments using the interest rates obtained by Orange for instruments with similar conditions and maturities.

The table below presents the fair value of financial instruments:

	At 31 December			
	2003		2002	
(in millions of euros)	Carrying value	Fair value	Carrying value	Fair value
Balance Sheet financial instruments				
Assets				
Non consolidated investments	248	248	299	299
Liabilities				
Long-term borrowings including current portion (1)	1,313	1,359	3,586	3,630
Off Balance Sheet financial instruments (2)				
Unrealised gain (loss) on interest rate derivative instruments	-	(17)	-	(119)
Unrealised gain (loss) on forward foreign exchange contracts	-	5	-	40

(1) Net of currency swaps

(2) As for off balance sheet financial instruments, fair value reflects the difference between market value and carrying value.

17. OTHER LONG-TERM LIABILITIES

The analysis of other long-term liabilities is as follows:

	At 31 December	
(in millions of euro)	**2003**	**2002**
Deferred income	121	142
Other	65	78
Total	**186**	**220**

Deferred income relates to the net credits arising from the in-substance early extinguishments of drawdowns under OPCS's defeased leases. As part of its lease agreements concluded in 1995 and 1997, OPCS has deposited amounts equal to the net present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with OPCS's rental obligations. These funds, which totalled €1,063 million at 31 December 2003 (€1,157 million at 31 December 2002) together with the interest earned thereon, will be used to settle OPCS's rental obligations under the leases. This in-substance early extinguishment of each drawdown under the finance leases resulted in the offset of the deposit amount and the capital lease obligation, and a net credit that has been reflected in the consolidated balance sheet as deferred income that is amortised to the consolidated income statement over the lease term on a straight-line basis. This includes a provision, based on management's assessment of likely outcomes, for possible future costs arising from variations in interest rates or tax rates.

18. MINORITY INTERESTS

Changes in minority interests are as follows for the years ended 31 December 2003 and 2002:

(in millions of euro)	2003	2002
Balance at beginning of period	**411**	**142**
Result for the year	207	171
Issuance of share capital to minority interests	-	4
Dividend paid to minority interests	(64)	(9)
Effect of acquisitions and divestitures	-	119
Translation adjustment and other movements	(74)	(16)
Balance at end of period	**480**	**411**

As at 31 December 2003 and 2002, minority interests mainly relate to ECMS, Mobistar S.A., Orange Romania S.A. and Orange Slovensko, a.s.

In 2002, the effect of acquisitions and divestitures had mainly arisen from the acquisition of MobiNil by Orange.

19. SHAREHOLDERS' EQUITY

At 31 December 2003, the share capital of the Company comprises 4,823,121,634 ordinary shares of €1 nominal value each.

For the year ended 31 December 2003, the weighted average number of shares in circulation amounted to 4,816,296,141 shares and the weighted average number of ordinary and dilutive shares to 4,824,785,101 shares.

In 2003, the Company has issued 8,555,394 shares of €1 nominal value each (an average €7.2 per share, including premium), which were subscribed by share option holders (see Note 20). The negative translation adjustment of €800 million primarily arises from the change in the sterling to euro translation rate during the year ended 31 December 2003.

In 2002, the Company had issued 3,350 shares for €1 nominal value each (€6.4 per share for 3,000 shares and €6.9 per share for 350 shares, including premium), which were subscribed by share option holders. Other changes in shareholders' equity related to miscellaneous adjustments, which had been reflected through equity in accordance with paragraph 215 of rule 99-02. The negative translation adjustment of €594 million had mainly arisen from the change in the sterling to euro translation rate million during the year ended 31 December 2002.

20. SHARE BASED COMPENSATION

The following share option and share ownership plans, which received the approval of the Board of Directors of the Company, were in existence during the years ended 31 December 2003 and 2002:

SHARE OPTION PLANS

- **Orange Share Option Plan (France)**

The Orange Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are French residents or otherwise eligible.

- **Orange International Sharesave Plan**

The Orange International Sharesave Plan is designed for employees and executive directors of subsidiaries of the Company. The options, which may be options to subscribe for new shares or to acquire existing shares, can be exercised after an eligible employee has agreed to save a fixed monthly amount for three or five years, the maximum monthly saving being £250 or €350. The exercise price cannot be less than 80% of the market value at the date of the grant.

- **Orange International Share Option Plan**

The International Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are not residents of France, principally in the United Kingdom. Six tranches exist, depending on the employees, each having different vesting periods.

In accordance with the accelerated vesting period provisions of the International Share Option plan and as a result of the Exchange Offer (see Note 1), 19,243,156 options, with initial three-year cliff vesting period, have become exercisable for a period of 6 months starting from 20 November 2003, i.e. the beginning of the public and compulsory buy-out period. If such options have not been exercised by 20 May 2004, they will revert back to their initial vesting schedule.

- **Orange US Share Option Plan**

The Orange US Share Option Plan is a qualifying share option plan for employees of the Company's subsidiaries in the United States. Two tranches exist, each having different vesting periods.

***

Following completion of the public and compulsory buy-out (see Note 1), France Telecom S.A. intends to offer to enter into a liquidity agreement (the "liquidity agreement") with each of the holders of Orange share options. Orange shares covered by this liquidity agreement and acquired by the participants upon exercise of their Orange share options will be exchanged for France Telecom S.A. shares at an exchange ratio of 11 France Telecom S.A. shares (or for a cash amount or a combination of shares and cash, at the sole discretion of France Telecom S.A.) for 25 Orange shares. If participants do not sign the liquidity agreement, they may still exercise their share options and receive Orange shares. If participants sign the liquidity agreement, they may be subject to restrictions relative to the exercise date of Orange share options, if such exercise has adverse tax and/or social security consequences for Orange. The liquidity agreement needs to be signed within three months of dispatch (it is currently anticipated that dispatch will take place upon completion of the public and compulsory buy-out). It is anticipated that no further grants of share options will be made under any of these share option plans, as they are all Orange share plans. However, existing entitlements under such plans remain unaffected (subject to any restrictions – see above).

(number of options)	Orange Share Option Plan (France)	Orange International Sharesave Plan 3 year	Orange International Sharesave Plan 5 year	Orange International Share Option Plan	Orange US Share Option Plan	Total
Options outstanding at 1 January 2003	**35,584,612**	**4,260,548**	**2,192,925**	**66,382,912**	**2,982,929**	**111,403,926**
Granted	8,113,320	300,459	-	12,243,230	65,600	20,722,609
Exercised	-	(74,388)	(50,999)	(8,194,603)	(235,404)	(8,555,394)
Forfeited or lapsed	(1,002,060)	(919,024)	(485,332)	(5,325,755)	(784,354)	(8,516,525)
Options outstanding at 31 December 2003	**42,695,872**	**3,657,595**	**1,656,594**	**65,105,784**	**2,028,771**	**115,054,616**

Detail of changes in options outstanding between 1 January 2003 and 31 December 2003 is as follows:

	Number of options	Weighted average exercise price
Options outstanding at 1 January 2003	**111,403,926**	**€8.84**
Options granted		
Orange Shareoption Plan (France)	8,113,320	€7.43
Orange International Sharesave Plan – 3 year (UK)	300,459	£4.53
Orange International Shareoption Plan	12,243,230	€7.43
Orange US Shareoption Plan	65,600	€7.43
Total granted options	***20,722,609***	***€7.42***
Options exercised		
Orange International Sharesave Plan – 3 year (UK)	(73,818)	£4.45
Orange International Sharesave Plan – 3 year (The Netherlands)	(570)	€6.14
Orange International Sharesave Plan – 5 year (UK)	(50,999)	£4.43
Orange International Shareoption Plan	(8,194,603)	€7.21
Orange US Shareoption Plan	(235,404)	€6.92
Total exercised options	***(8,555,394)***	***€7.19***
Options forfeited or lapsed		
Orange Shareoption Plan (France)	(1,002,060)	€8.91
Orange International Sharesave Plan – 3 year (UK)	(861,291)	£4.31
Orange International Sharesave Plan – 3 year (The Netherlands)	(57,733)	€6.14
Orange International Sharesave Plan – 5 year (UK)	(485,332)	£4.43
Orange International Shareoption Plan	(5,325,755)	€8.71
Orange US Shareoption Plan	(784,354)	€8.24
Total forfeited or lapsed options	***(8,516,525)***	***€8.27***
Options outstanding at 31 December 2003	**115,054,616**	**€8.72**

Detail of the options outstanding at 31 December 2003 is as follows:

	Number of options	Weighted average period remaining to full vesting (months)	Weighted average exercise price	Number of options exercisable at 31 December 2003
Orange Shareoption Plan (France)	42,695,872	11	€8.66	413,245
Orange International Sharesave Plan – 3 year (UK)	3,393,712	17	£4.14	44,934
Orange International Sharesave Plan – 3 year (The Netherlands)	173,883	27	€6.14	-
Orange International Sharesave Plan – 5 year (UK)	1,656,594	27	£4.43	22,770
Orange International Shareoption Plan	65,105,784	4	€8.94	41,055,188
Orange US Shareoption Plan	2,028,771	1	€9.54	1,807,636
Total	**115,054,616**	**8**	**€8.72**	**43,343,773**

Options outstanding at 31 December 2003 represent 2.39% of the Company's share issued capital as at that date.

SHARE OWNERSHIP PLANS

- **Orange Sharepurchase Plan**

The Sharepurchase Plan, which is established under a trust, was put in place for eligible employees in the United Kingdom. Voting rights attributable to the shares may not be directly exercisable while shares are held in the trust. However, the participants may be allowed to direct the trustees as to how to exercise those voting rights.

Partnership Shares
Eligible employees can acquire the Company's "partnership shares", via the trust, up to £1,500 or to 10% of annual pre-tax salary each year.

Matching Shares
One free share ("matching share") is offered for every two partnership shares purchased by the employees, up to an annual limit of £750 worth of matching shares.

Free Shares
In addition, the Company may grant "free shares" up to £3,000 per employee, per year.

Matching and free shares would have to be held in the trust for three years, i.e. should an employee withdraw partnership shares before the end of the three-year period, the related matching and free shares would be forfeited. However, with effect from 8 October 2003, Orange decided to end such three-year forfeiture period, hence all matching and free shares held in the Trust as at that date became legally owned by the participants.

Participants holding partnership shares in the Trust were able to accept the Exchange Offer in October 2003. Participants, who did not accept such Exchange Offer, will be subject to the public and compulsory buy-out (see Note 1). Since it was not possible to enable participants to continue the Sharepurchase Plan by acquiring France Telecom S.A. shares (in lieu of new Orange partnership shares), the Partnership Share Agreement was terminated on 31 October 2003 and participants could not acquire new partnership shares after that date.

- **Orange Restricted Share Plan**

The Orange Restricted Share Plan was established on 1 September 2000 shortly after the acquisition of Orange plc by France Telecom S.A. and was designed for certain key employees, principally in the United Kingdom. Participants were allocated a number of shares, which will vest in three equal tranches for most participants, as long as the participant is an employee of Orange at the relevant vesting date. During the restricted period, shares are held offshore by the Orange Employee Benefit Trust. Employees are not required to contribute to the cost of these shares. The Trust is funded directly by France Telecom S.A. and the Company is not required to contribute to the cost of these shares.

The Trustees accepted the Exchange Offer (see Note 1) in October 2003 and only France Telecom S.A. shares are now held in the Trust. No further Orange shares will be acquired by the Trust.

- **Orange Senior Discretionary Share Plan**

The Orange Senior Discretionary Share Plan is designed for certain key employees. Participants are allocated a number of shares, which will vest, as long as the participant is an employee of Orange at the relevant vesting date. During the restricted period, shares are held offshore by the Orange Employee Benefit Trust. Employees are not required to contribute to the cost of these shares.

The Trustees accepted the Exchange Offer (see Note 1) in October 2003 and only France Telecom S.A. shares are now held in the Trust. No further Orange shares will be acquired by the Trust.

***

The loss for Orange arising from the grant of free (or matching) shares to the employees amounted to €1 million and €3 million for the years ended 31 December 2003 and 2002, respectively.

ORANGE FRANCE SAVINGS PLAN ("PLAN D'EPARGNE GROUPE ORANGE FRANCE")

This plan is designed for employees of Orange France who are French residents or otherwise eligible. Employees can invest up to 25% of their annual pre-tax salary and the participants can be granted delayed payment by way of a loan of up to 3 years. Shares were initially acquired by the participants at a 20% discount to the initial public offering price. In addition, a matching element was also offered to employees.

The matching element paid by the Company to the participants amounted to €0.3 million and €1 million for the years ended 31 December 2003 and 2002, respectively.

SHARE OPTIONS AWARDED BY CONSOLIDATED SUBSIDIARIES OF ORANGE

- Mobistar S.A. has granted share options (in the form of "warrants") to selected employees. 778,220 warrants, representing 1.23% of Mobistar S.A.'s issued capital (on a fully diluted basis), were outstanding at 31 December 2003 (797,953 at 31 December 2002). The exercise price of one warrant is 34.15 euros. 57,830 warrants expire in July 2005 and the remaining 720,390 warrants expire in July 2008. The warrants can be exercised only during restricted one-month periods, from January 2004 until July 2008, as described below:
  - Up to 50% of the warrants held by the beneficiaries can be exercised in January 2004.
  - Up to 75% of the warrants held by the beneficiaries can be exercised in September 2004.
  - All warrants can be exercised in July 2005. As for the warrants expiring in July 2008, they can also be converted in January 2006, September 2006, January 2007, September 2007 and July 2008.
- ECMS has authorised the grant of total 900,000 options to its employees over a three-year period starting from February 2003 (of which 479,000 options have effectively been awarded to employees during the year ended 31 December 2003). ECMS has purchased treasury shares to serve its obligations under this share option plan. The options vest on 20 February 2006 and can be exercised until 20 February 2010. The exercise price of one option is 37 Egyptian Pounds.

21. PROVISIONS

PROVISIONS FOR ALLOWANCES AGAINST ASSETS

Provisions for allowances against assets other than property, plant and equipment and intangible assets are as follows for the year ended 31 December 2003:

(in millions of euro)	At beginning of period	Net charge /(profit)	Other movements (1)	At end of period
Customer receivables (2)	629	(45)	13	597
Inventories	71	10	(6)	75
Other current assets	-	9	-	9
Investments (see Note 12)	196	36	(4)	228
Total	**896**	**10**	**3**	**909**

(1) Includes exchange rate differences and effects of acquisition.
(2) Includes the depreciation of €71 million at 31 December 2003 (€75 million at 31 December 2002) booked against the interests retained in securitised trade accounts receivables (see Note 22).

Allowances are set up against the estimated cost of non-recovery of receivables. They are based on an individual or statistical evaluation of the risk of non-recovery of receivables from individuals, professionals, operators and distributors.

PROVISIONS FOR RISKS AND LIABILITIES

Provisions for risks and liabilities are as follows for the year ended 31 December 2003:

(in millions of euro)	At beginning of period	Net charge	Other movements (1)	At end of period
Restructuring (see Note 7)	203	(48)	(9)	146
Withdrawal from the Swedish market (see Note 7)	72	(25)	17	64
Litigations	52	(12)	7	47
Orange France stock provision risk	18	(15)	-	3
Handset warranty provisions	-	5	37	42
Asset retirement obligations	-	16	3	19
Other	56	23	(30)	49
Total	**401**	**(56)**	**25**	**370**
Including:				
Current portion	*258*	*(81)*	*56*	*233*
Long-term portion	*143*	*25*	*(31)*	*137*

(1) Includes exchange rate differences, reclassifications and effects of acquisition.

Restructuring provisions primarily cover redundancy costs of €21 million at 31 December 2003 (€41 million at December 2002), termination costs of advertising contracts of €57 million at 31 December 2003 (€98 million at December 2002) and property related costs for €61 million at 31 December 2003 (€57 million at December 2002). Property provisions primarily relate to leased property that is vacant or sublet to third parties and for which rental received from the subleases is lower than paid under the head leases for the same properties.

The related income statement impacts are as follows for the year ended 31 December 2003:

(in millions of euros)	Increase	Utilisation	Write-back	Total
Operating income	(61)	31	56	26
Other non operating expenses, net	(4)	-	-	(4)
Exceptional items, net	(85)	96	23	34
Total income (expense)	**(150)**	**127**	**79**	**56**

22. TRADE AND OTHER CURRENT ASSETS AND LIABILITIES

CREDIT RISK ON TRADE ACCOUNTS RECEIVABLE

Orange does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

SECURITISATION OF TRADE ACCOUNTS RECEIVABLE

Orange entered into a securitisation programme in December 2002, whereby trade receivables generated by the mobile telecommunication business of Orange France and OPCS in the United Kingdom were respectively transferred without recourse to a French securitisation Fund (Fonds Commun de Créances, "FCC") under French law and a trust set up in Jersey ("trust") under UK law. This programme covers existing receivables as of the date the securitisation transaction was entered into and receivables, which will come into existence during the expected five-year lifetime of the programme as and when mobile telecommunication services are rendered and related revenues are earned. Orange France and OPCS remain in charge of the servicing of the transferred receivables on behalf of the FCC and the trust respectively.

The FCC and the trust raised funds from third party investors through rated securitisation conduits and, with respect to Orange France securitisation, by issuing FCC units subscribed by Orange France to finance the purchase price of the securitised receivables less deferred purchase prices. Deferred purchase prices are subordinated to cover the risk of non-recovery of the securitised French and UK receivables and allowances are recorded to provide for such non-recovery, consistent with the risk profile of securitised receivables and Orange's collection and customers' credit policies.

The accounting treatment for securitised trade receivables is described in Note 2. The impact of the securitisation programme is as follows:

(in millions of euros)	At 31 December 2003	At 31 December 2002
Face value of the receivables sold		
- France	450	445
- United Kingdom	297	346
Face value of the receivables sold	**747**	**791**
Interests retained in securitised trade accounts receivable, gross		
- France		
Units subscribed by OrangeFrance S.A. in the FCC (1)	-	48
Deferred purchase prices, gross	104	100
- United Kingdom		
Deferred purchase prices, gross	43	47
Interests retained in securitised trade accounts receivable, gross	**147**	**195**
Impact of the securitisation of receivables in the cash flow statement (including sale costs) (2)		
- For the period	40	58
- Cumulative at the closing date	622	58

(1) Direct funding provided by OrangeFrance S.A. to the FCC through the subscription of FCC units, which rank "pari passu" with the FCC units subscribed by the third party investors through the securitisation conduits.

(2) See "Securitisation of receivables" in the cashflow statement.

Interests retained in securitised trade accounts receivables, after depreciation of €71 million at 31 December 2003 (€75 million at 31 December 2002), represent a net amount of €76 million at 31 December 2003 (€120 million at 31 December 2002) and are reflected under the heading "Other long term assets" in the balance sheet.

The securitisation agreements in France and in the United Kingdom are subject to financial and operating covenants, which, in the event of a breach, would lead to the cessation of the purchase of new trade receivables from Orange. Under the terms of the financial covenants, the following ratios must be met:

- Orange's consolidated net debt to annualised EBITDA (1) ratio must not exceed 6.0 and its annualised EBITDA (1) to annualised net interest expense must not fall below 3.0. These ratios are tested on a quarterly basis.

- OrangeFrance S.A.'s net debt to annualised EBITDA (1) ratio must not exceed 3.0 and its annualised EBITDA (1) to annualised net interest expense must not be below 4.5. These ratios are tested on a monthly basis.

  (1): Operating income (loss) before depreciation and amortisation under the definitions agreed with the lenders.

These ratios were met at 31 December 2003.

BREAKDOWN OF TRADE AND OTHER CURRENT ASSETS AND LIABILITIES

Orange's trade and other current assets and liabilities are as follows:

	At 31 December	
(in millions of euro)	**2003**	**2002**
Trade accounts receivable, gross	2,582	2,886
Bad debt allowance (1)	(526)	(554)
Trade accounts receivable, less allowances	**2,056**	**2,332**
VAT receivable	514	504
Prepaid expenses	187	158
Other current assets	329	520
Prepaid expenses and other current assets	**1 030**	**1,182**
Trade suppliers	3,337	3,421
Fixed assets suppliers (2)	1,218	1,055
Trade accounts payable	**4,555**	**4,476**
VAT payable	281	252
Employee payable	234	217
Income taxes and other taxes payable	218	399
Accrued interest	24	74
Payable to social institutions	53	51
Other current liabilities (3)	404	729
Accrued expenses and other current liabilities	**1,214**	**1,722**

(1) This line excludes the €71 million depreciation at 31 December 2003 (€75 million at 31 December 2002) recorded against the interests retained in securitised trade accounts receivables, which are reflected under the heading "Other long term assets" in the balance sheet.

(2) Cash movements on fixed assets suppliers are reflected under the heading "Purchase of property, plant and equipment and intangible assets (excluding licences and net of movements on fixed assets creditors)" in the consolidated cash flow statement.

(3) This heading included the €266 million provision for risks on Wind at 31 December 2002, which was released during the year ended 31 December 2003 (see Note 7 and Note 11).

MATURITY OF TRADE AND OTHER CURRENT ASSETS

Trade accounts receivable and other current assets are mostly due within one year.

23. DEFERRED INCOME

Deferred income mainly comprises deferred prepay revenue income amounting to €570 million at 31 December 2003 (€440 million at 31 December 2002).

24. COMMENTS ON THE CONSOLIDATED CASH FLOW STATEMENTS

PURCHASE OF UMTS LICENCES

For the year ended 31 December 2002, this heading related to the purchase of a UMTS licence by Orange Slovensko, a.s. for a cash consideration of SKK 1,499 million, i.e. around €35 million (see Note 9).

CASH PAID FOR INVESTMENT SECURITIES AND ACQUIRED BUSINESS, NET OF CASH ACQUIRED

For the year ended 31 December 2003, this heading primarily includes payments made in relation to the €35 million capital increase and €32 million interim cash contribution in Wind. The €32 million interim cash contribution was fully repaid to Orange by Enel on 1 July 2003, upon completion of the sale of Orange's 26.58% shareholding in Wind (see Note 11).

For the year ended 31 December 2002, this heading primarily included payments made in relation to:

- The acquisition of a 71.25% stake in MobiNil for a cash consideration of €324 million on 1 July 2002.
- The transfer of a €236 million Wind shareholder loan from the France Telecom group to Orange.
- Additional shareholder loans of €108 million granted by Orange to ONE GmbH (previously Connect Austria GmbH).
- Capital increases of €48 million (cash element) and €69 million respectively in Wind and BITCO.
- The buy-out of Orange Communications S.A.'s and Orange Sverige AB's minority interests.
- A capital increase in Optimus.

PROCEEDS FROM SALE OF INVESTMENTS AND OTHER ASSETS

For the year ended 31 December 2003, this heading primarily includes the net cash proceeds of €1,537 million received by Orange on 1 July 2003 and arising from the divestiture of its 26.58% stake in Wind (see Note 11).

DECREASE IN OTHER LIABILITIES

During 2001, the Company had made payments for €5,960 million in relation to the acquisition of 42.5% interest in Orange Communications S.A. (for €1,082 million) and 43.4% interest in Wind (for €4,878 million).

25. CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET COMMITMENTS

LEASE COMMITMENTS

The table below shows future minimum lease commitments due under non cancellable operating and capital leases at 31 December 2003:

(in millions of euro)	Operating leases	Capital Leases
December 2004	695	25
December 2005	618	2
December 2006	419	1
December 2007	348	1
December 2008	286	1
December 2009 and thereafter	977	8
Total minimum lease commitments	3,343	38
Less amounts representing interest	-	(6)
Present value of net minimum lease commitments	**3,343**	**32**

Rental expense under operating leases amounted to €521 million, €504 million and €410 million for the years ended 31 December 2003, 2002 and 2001 respectively.

In 2001, as part of a cross-border lease (QTE lease) with third parties, Orange Communications S.A. disposed of and leased back telecommunication equipment amounting to USD 179 million as at the transaction date. Orange Communications S.A. deposited funds, totalling USD 183 million together with the interest earned thereon at 31 December 2003 (USD 182 million at 31 December 2002), which will be used to settle its obligations under the capital lease. This in-substance early extinguishment of the capital lease obligations resulted in the offset of the deposit amount and the capital lease obligation.

The obligations under the 1995 and 1997 OPCS defeased leases (see Note 17) and under the 2001 Orange

Communications S.A. QTE lease (see above) are not reflected in the total contractual obligations because of the early extinguishment of these commitments.

OFF BALANCE SHEET COMMITMENTS LINKED TO FINANCIAL INVESTMENTS AND OTHER ASSETS

- Orange has entered into agreements with some of its co-shareholders whereby Orange has an option to purchase and/or sell shares of its subsidiaries, affiliates and investments. Some of these agreements also contain clauses relating to transfers of shares. The main agreement are as follows:

  - Orange's co-shareholder in Orange Dominicana S.A. has a put option exercisable on a quarterly basis between 2003 and 2007 at market value as appraised by an independent investment bank, whereby it can sell its 14% shareholding in this company. The management of Orange considers, to the best of its current knowledge, that Orange's financial exposure under this commitment is not deemed to be material. Orange Dominicana S.A.' s total statutory turnover amounted to €90 million during 2003 and the company had 562,000 customers as at 31 December 2003. Its total borrowings net of available cash amounted to €120 million as at 31 December 2003.

  - On 19 December 2003, WSB, a wholly owned subsidiary of Orange, entered into a binding share sale and purchase agreement with one of its co-shareholders in Orange Romania S.A., whereby WSB agreed to purchase 51,052,650 ordinary shares of Orange Romania S.A. (representing around 5.45% of its share capital) for a cash amount of USD 58.7 million, i.e. around €46 million. The completion of this transaction is subject to conditions precedent, i.e. the written consent of Orange Romania S.A.'s lenders and notice of the transaction to Orange Romania S.A. and its shareholders. The closing is expected to take place by 30 April 2004 at the latest. In the event that, within a period of 12 months following the closing date, Orange acquires shares in Orange Romania S.A. from a third-party, for a consideration in cash or tradable shares, and such acquisition price is greater than USD 1.15 per share in Orange Romania S.A., Orange would be obliged to pay a price adjustment to the seller equal to the excess price per share.

- Moreover, shareholders agreements governing relationships with Orange's partners in Thailand, Denmark, Egypt, India, Sweden, Austria, Botswana, Slovakia and France (i.e. the interest held by Orange France S.A. in Darty France Telecom S.N.C. exclusively) provide for a put and/or call procedure in the event of a serious breach or deadlock on fundamental issues which have not been resolved through escalation procedures, or change of ownership of the shareholders. These options are generally exercisable at market value as appraised by independent experts, except for the following:

  - If one shareholder of BITCO claims that one of its co-shareholders has committed a material breach under the terms of the current shareholders' agreement (see Note 11), and that claim is confirmed after dispute resolution procedures have been followed, the non-defaulting shareholder has a right to buy the defaulting party's shares at 80% of market value or sell its own shares to the defaulting party at 120% of market value. An act of insolvency of either party also entitles the other to exercise put or call options on the same basis. However, neither party can be compelled to complete a share transfer in contravention of Thai law or without all applicable regulatory approvals. Thai law currently restricts foreign ownership of a telecommunication company to less than 50%, so Orange cannot effectively either exercise a call or be compelled to accept a put which would increase its present 49% stake to 50% or above.

  - In the event of a change of ownership of the shareholders in Egypt (as for Orange, this clause would be triggered only in the event of a change of ownership on 51% - or above – of France Telecom's capital), the exercise price equals 115% of market value, determined by reference to trading prices of ECMS calculated in accordance with the shareholders' agreement. At 31 December 2003, the market capitalisation of ECMS (MobiNil has a shareholding of around 51% in ECMS and Orange has a 71.25% shareholding in MobiNil) was around €985 million.

- If Orange is the defaulting party in Slovakia, the exercise price would include the estimated damages to be paid to the non defaulting parties. Orange Slovensko, a.s., in which Orange holds a 63.88% stake, generated total revenues of €392 million during 2003 and had 2,065,000 customers as at 31 December 2003. Its total borrowings net of available cash amounted to €80 million as at that date.

- In the event of a material default of Orange on its essential obligations as provided under the shareholders' agreement of Orange Holding A/S, its 67.23% owned subsidiary in Denmark, the agreement provides that the other shareholders can force Orange to purchase their shares in Orange Holding A/S at market value or, in the event the default notice was given before 20 July 2002, at the higher of market value and the initial cost of their investment plus 15% per annum. Orange's co-shareholders served such default notice on Orange prior to that date (see Note 26). In the event of a default by the other shareholders on their obligations, Orange and the non defaulting parties can purchase the shares of the defaulting shareholders at market value less a discount of 25%.

- Orange's co-shareholder in Darty France Telecom S.N.C. has a put option relative to its 50% interest in the joint venture on Rapp 6 S.A., a wholly owned subsidiary of OrangeFrance S.A., in case of failure of dispute resolution or if the management agreement with the joint venture is terminated by OrangeFrance S.A.

  The exercise price is based on a valuation formula contained in the agreement (as at 31 December 2003, the estimated exercise price would be in a range of €35 million).

- Orange's co-shareholders in 3G Infrastructure Services AB ("3Gis"), a joint venture set up by Orange Sverige AB and two other operators in Sweden, had a call option on the interests held by Orange in 3Gis in the event of a breach by Orange of its financing obligations to 3Gis or if the UMTS licence held by Orange Sverige AB was transferred to a third party or lost or surrendered. The exercise price was the nominal amount of the shares held by Orange Sverige AB in 3Gis. As a consequence of Orange's decision to withdraw from the Swedish market (see Note 7), Orange's interests in 3Gis were fully depreciated at 31 December 2002. Orange Sverige AB has terminated the 3Gis joint venture agreement and all contracts connected thereto (see Note 26) and formally notified this decision on 8 May 2003.

- On 29 December 2003, Orange Sverige AB entered into a licence transfer agreement, whereby Orange Sverige AB agreed to transfer its UMTS licence in Sweden to Svenska UMTS Licens II AB, a wholly owned subsidiary of TeliaSonera AB and Tele2 AB, for a cash consideration of SEK 50 million, i.e. around €5.5 million. The completion of this transaction is subject to conditions precedent in connection with regulatory approval and competition authority clearance in Sweden (among others).

GUARANTEES AND ENDORSEMENTS

In the ordinary course of its business, Orange gives and receives certain guarantees of which the more significant at 31 December 2003 are as follows:

- Shares and other assets owned by Orange have been pledged to financial institutions in order to guarantee the repayment of bank loans and credit facilities contracted by Orange, amounting to €927 million (used portion) and totalling €2,002 million (total amount of the loans and facilities) at 31 December 2003. The main pledged assets relate to the following:

  - Substantially all of Orange Holdings UK's and its subsidiaries's fixed assets: those fixed assets, which represent a net book value of €8,723 million at 31 December 2003, have been pledged to the benefit of financial lending institutions in order to guarantee the repayment of lines of credit, amounting to €1,428 million, of which €367 million had been drawn down at 31 December 2003. On 4 February 2004, the security over these pledged fixed assets was released, following the cancellation of the related credit facility (see below).

  - The business and substantially all the buildings owned by Mobistar S.A.: these assets have been pledged to the benefit of the France Telecom group in order to guarantee the repayment of a line of credit totalling €190 million, which had been fully drawn down at 31 December 2003.

- All or part of Orange's consolidated investments in Romania, Egypt, Cameroon, Botswana, the Dominican Republic and Madagascar and its non consolidated investments in Portugal and Sweden (i.e. the interest held by Orange Sverige AB in 3Gis exclusively).

The fixed assets pledged at 31 December 2003 can be analysed as follows:

(in millions of euros)	Net book value of assets	Total balance sheet	% of total balance
Intangible assets, net (excluding goodwill)	6,116	7,678	80%
Property, plant and equipment, net	3,994	9,972	40%
Non consolidated investments	69	248	28%
Total	**10,179**	**17,898**	**57%**

Including:

(in millions of euros)	Start date	Maturity date	Net book value of assets
United Kingdom	December 1997	December 2005	8,723
Belgium	February 2000	December 2006	794
Romania	April 1998	December 2005	349
Other countries	-	-	313
Total	-	-	**10,179**

In addition:

- Current assets and cash balances totaling €775 million at 31 December 2003 are also pledged, primarily in the United Kingdom and Romania. On 4 February 2004, the security over Orange's pledged current assets and cash balances in the United Kingdom, representing an amount of €578 million, was released, following the cancellation of the related credit facility (see below).

- Fixed assets representing a net book value of €597 million as at 31 December 2003 are held under capital leases primarily in the United Kingdom (see Note 10).

- Orange holds subordinated deferred purchase prices representing a gross amount of €147 million and a net book value of €76 million, as part of its securitisation programmes in France and the United Kingdom (see Note 22).

On 4 February 2004, the security over Orange' s fixed assets, current assets and cash balances in the United Kingdom (representing a total net book value of €9,301 million at 31 December 2003) was released, following the cancellation of the related credit facility (see Note 13).

The detail of the pledged investments held by Orange at 31 December 2003 is as follows:

Pledged investments	Number of shares	% of capital	Country
Consolidated investments			
Orange Romania S.A.	474,707,455	50.7	Romania
ECMS	51,031,730	51.0	Egypt
Orange Cameroun	700	70.0	Cameroon
Orange Botswana	9,945	51.0	Botswana
Orange Dominicana	8,939,635	51.0	Dominican Republic
Orange Madagascar	369,059	65.9	Madagascar
Non consolidated investments			
3Gis	25,000	33.3	Sweden
Optimus	57,170,336	13.5	Portugal

The aggregate carrying value of pledged consolidated investments, i.e. Orange's share in the net assets of such consolidated investments (pledged portion, excluding goodwill) as at 31 December 2003, amounts to €266 million, including €422 million of pledged fixed assets, current assets and cash balances already disclosed above.

- In February 2002, Orange and one of its co-shareholders in BITCO entered, on a joint and several basis, into a sponsor support deed in favour of equipment suppliers and a pool of Thai banks in connection with a 24-month bridge loan facility of THB 27 billion (increased to THB 33 billion in November 2002, i.e. €659 million as at 31 December 2003) granted to TA Orange Company Limited (owned at 99.86% by BITCO). Under this agreement, Orange and one of its co-shareholders in BITCO have agreed to the following:

    - Under limited circumstances (the main one being in the event of a cash shortfall in TA Orange

Company Limited), they are committed to inject cash in that company up to a maximum amount of USD 175 million;

- In the event of changes in the regulatory environment prevailing in Thailand and if these were combined with a cash shortfall in TA Orange Company Limited, they might incur additional funding commitments towards TA Orange Company Limited. Those additional funding commitments would represent the incremental costs that may be incurred by TA Orange Company Limited as a result of such regulatory changes, over and above the regulatory costs already estimated as agreed with the lenders. The Thai authorities have expressed their intention to establish a competitive regime for the telecommunications industry, however uncertainties relating to the timing, nature and economic impact on TA Orange Company Limited of such changes currently exist;

- They have committed to procure that TA Orange Company Ltd continues to operate and maintain its network, develop its business and its retail activities in a commercially prudent manner, and not abandon the project regardless of the basis of its entitlement to operate its network.

In addition, Orange should maintain control of WSB, the wholly owned subsidiary of Orange currently holding a 49% stake in BITCO, and WSB's shareholding or voting rights in BITCO should always be, directly or indirectly, more than 40%.

TA Orange Company Limited' s bridge loan facility (drawn down in an amount of €638 million as at 31 December 2003) matures on 15 March 2004. TA Orange Company Limited has sought the consent of all third-party lenders in order to obtain an extension of the maturity date of the bridge loan from 15 March 2004 to 30 June 2004. In addition, TA Orange Company Limited has entered into negotiations with third-party lenders in order to substitute a long-term credit facility to the existing bridge loan facility. Under the existing sponsor support deed, Orange and one of its co-shareholders in BITCO could be requested, as part of this new financing arrangement and subject to prevailing market conditions, to provide undertakings to third-party lenders on substantially the same terms as those described above. If TA Orange Company Limited was unable to secure a new long term facility or sufficient alternative capital resources or loan facilities by the maturity date of the bridge loan, TA Orange Company Limited would be subject to a cash shortfall that could trigger the sponsors' commitment (on a joint and several basis) to inject cash in the company up to a maximum amount of USD 175 million, i.e. around €139 million.

Orange has initiated discussions with its co-shareholders in BITCO, with a view to examine the possibility to reduce its current 49% shareholding in BITCO. However, all the existing commitments of Orange under the financing arrangements of TA Orange Company Limited, as described above, remain in place, as long as these discussions have not led all concerned parties to enter into a legally binding agreement.

In the event that Orange had to make new contributions in favour of TA Orange Company Limited, Orange's ability to recover such contributions would depend upon several conditions, and particularly upon the commercial and financial achievements of TA Orange Company Limited.

- Pursuant to a Shareholder Support Agreement, Orange is required to make a Shareholder Contribution available to ONE GmbH (previously Connect Austria Gesellschaft Für Telekommunikation GmbH), a 17.45% owned investment, up to a total maximum amount of €68 million. Orange's obligation under this agreement will be extinguished at the end of 2009.

- Orange has received guarantees from Orange Plc's former shareholders, Hutchison Whampoa and British Aerospace, as well as third party insurance to cover the payments of a termination sum, which would replace the future rental payments under the 1995 finance leases, should the deposit banks become insolvent. In respect of the 1997 finance leases, the lessors bear the risk in the event of insolvency of the deposit banks and Orange would not be liable for the payment of any termination sum.

- As a result of the divestiture of its 100% shareholding in HTG, which was completed on 26 August 2003, Orange has granted standard warranties to the purchaser of the HTG shares with respect to title to the HTG shares, management accounts, the conduct of the business before the completion of the transaction and contingent liabilities arising from tax and litigation claims. The individual warranties for conduct of the business, title of shares and in certain cases litigation are limited to €64 million with an overall cap of €64 million in aggregate. The main warranties granted by Orange expire by 26 August 2004 (one year after completion). Orange has not received any warranty claim from the purchaser to date.

- In connection with the disposal of its 50% shareholding in KPNO completed in February 2001, Orange has granted a warranty to KPN Mobile up to a maximum amount of €399 million. This guarantee expired on 6 February 2004. Orange has not received any warranty claim from KPN Mobile.

- Orange is entitled to a post closing upward price adjustment, should Enel sell, before 31 December 2004, all or part of its Wind shares for a price that would value 100% of Wind's equity at more than €5 billion (see Note 11).

CONTRACTUAL OBLIGATIONS

Orange's contractual obligations at 31 December 2003 are as follows:

			Payments due by period		
In millions of euros	**Total**	**By end of 2004**	**Between 2005 and end of 2006**	**Between 2007 and end of 2008**	**2009 a therea**
On balance sheet					
Long-term borrowings (see Note 13)	1,313	501	220	95	49
Short-term borrowings (see Note 13)	1,241	1,241	-	-	-
Off-balance sheet					
Operating leases (see above)	3,343	695	1,037	634	9
Capital leases (see above)	38	25	3	2	
Purchase of fixed assets and investments (see below)	713	696	17	-	-
Purchase of other supplies and services (see below)	1,106	954	113	34	
Total contractual obligations	**7,754**	**4,112**	**1,390**	**765**	**1,48**

- In the ordinary course of its activities, Orange enters into purchase contracts with network equipment manufacturers and other fixed assets suppliers. At 31 December 2003, obligations relating to the purchase of fixed assets and investments include the following:

  - Primarily, obligations relative to the rollout and enhancement of Orange's 2G networks across Europe.

  - Commitments to purchase network equipment from vendors in connection with the roll out of Orange's UMTS networks in France and the United Kingdom, in an amount of €130 million.

  - Commitments relative to the coverage of certain low population zones in France in an amount of €34 million.

  On 15 July 2003, OrangeFrance S.A. and the two other mobile operators in France, the French state, the *Association des Maires de France*, the

Assemblée des Maires de France and the *Autorité de Régulation des Télécommunications* signed a *Convention Nationale*. As part of this agreement, the three French operators have jointly committed themselves to cover approximately 3,100 localities, representing deployment on approximately 2,250 sites, in connection with the French government's expectations of coverage of certain low population zones, as identified by the *Comité Interministériel d'Aménagement du Territoire* (CIADT).

The *Convention Nationale* provides for a first phase of deployment of approximately 1,250 sites to be completed by the end of 2004, in line with the prior commitment of the three French mobile operators dated 24 September 2002. The French State will assume part of the total cost of the deployment. Consequently, the amount of capital expenditure, which is expected to be incurred by each of the three French mobile operators, is currently estimated to be in a range of €34 million, each operator being committed to deploy the same number of sites.

The *Convention Nationale* also provides for a second phase of deployment on approximately 1,000 additional sites over the 2005 to 2006 period. The economic terms and conditions of this second phase of deployment will be agreed during the first half of 2004, which will result in an amendment of the initial *Convention Nationale* signed on 15 July 2003. The Management of Orange considers, to the best of its current knowledge, that this second phase of deployment is unlikely to have any material impact on its results of operations or financial position.

- A €46 million commitment pursuant to a binding share and purchase agreement relative to the purchase of around 5.45% of Orange Romania S.A.'s share capital (see section on "off balance sheet commitments linked to financial investments and other assets").
- A €10 million commitment pursuant to an interoperable mobile payment scheme founding agreement.

- In the ordinary course of its activities, Orange enters into supply contracts with handset manufacturers and other suppliers. At 31 December 2003, obligations relating to the purchase of other supplies and services primarily include an aggregate €660 million commitment in connection with the purchase of mobile equipment (handsets) and a €168 million commitment in relation to the outsourcing of Orange's customer services in France.

- In addition, Orange is committed to certain obligations, not reflected in the above table:
  - Under its licence agreements, Orange is committed to certain obligations imposed by administrative or regulatory authorities and primarily relating to network coverage, quality of service and tariffs. Consequently, Orange will incur significant capital expenditures over future years in order to build out its networks in countries in which it was awarded licences. If Orange could not fulfil such obligations, it could be liable for damages or other penalties and its licences could even be revoked. Management believes that Orange has the ability to meet its obligations to the administrative or regulatory authorities.
  - In France, Orange has introduced a point-based loyalty programme. As part of such loyalty programme, Orange's customers are awarded "points" based on their usage and loyalty to the Orange network in France. These "points" can be converted into euros and used by Orange's customers in order to obtain a discount on the purchase price of a new handset, but only subject to the customers renewing their contract with Orange France for a further period of at least 12 months. The euro equivalent amount of such "points" is recorded upon renewal of the customer's contract. This resulted in a negative impact of €187 million on Orange's net income before tax for the year ended 31 December 2003.

OTHER COMMITMENTS

Orange's other commitments at 31 December 2003 are as follows:

	Commitments maturing by period				
In millions of euros	**Total**	**By end of 2004**	**Between 2005 and end of 2006**	**Between 2007 and end of 2008**	**2009 and thereafter**
Financial guarantees (see above)	222	143	1	-	78
Guarantees in connection with disposals of investments (see above)	463	463	-	-	-
Total other commitments	**685**	**606**	**1**	**-**	**78**

The guarantee granted by Orange to KPN in connection with the disposal of Orange's 50% shareholding in KPNO up to a maximum amount of €399 million expired on 6 February 2004 (see above).

***

The Management of Orange considers, to the best of its current knowledge, that there are no existing commitments likely to have a significant impact on the current or future financial situation of Orange, other than those disclosed above.

26. LITIGATION AND CONTINGENCIES

- The Company and Orange Sverige AB are involved in arbitration proceedings with 3Gis.

  Orange Sverige AB terminated the joint venture agreement relating to 3Gis and all contracts connected thereto (and formally notified this decision on 8 May 2003), including a shareholder loan agreement to 3Gis and a guarantee granted by the Company, on the grounds that 3Gis will be unable to fulfil its fundamental obligation to roll-out the UMTS infrastructure in Sweden by the end of 2003 in light of the current status of the roll-out and due to significant changes in the market conditions prevailing in Sweden since the initial agreement date.

  Consequently, on 21 July 2003, Orange Sverige AB requested the Arbitration Institute in Stockholm to order 3Gis to repay the SEK 525 million (€58 million as at 31 December 2003) shareholder loan, plus interest. This loan was made towards giving 3Gis the means to fulfil its obligations to roll-out the UMTS infrastructure.

  On 16 May 2003, 3Gis submitted a request for arbitration against the Company alleging that Orange Sverige AB and the Company had failed to make payments to 3Gis in accordance with the shareholder loan agreement and the related guarantee granted by the Company. The aggregate sum claimed by 3Gis amounts to SEK 475 million (€52 million as at 31 December 2003) plus interest.

  At this stage, each party has appointed its arbitrator and the arbitral tribunal is constituted. 3Gis has filed the first submission and the Company has submitted its Statement of Defence on 24 October 2003.

  These two proceedings are at a very early stage and no assurance can be given as to their outcome.

- On 19 July 2003, Orange's co-shareholders in Orange Holding A/S submitted a request for arbitration against Wirefree Services Denmark A/S ("WSD"), a wholly owned subsidiary of Orange and the owner of a 67.23% shareholding in Orange Holding A/S, and France Telecom Mobiles International S.A. ("FTMI"), a wholly owned subsidiary of France Telecom, as the sponsor of Orange Holding A/S, alleging that WSD and FTMI were in material breach of their essential obligations under the shareholders' agreement and associated agreements relative to Orange Holding A/S following publication by that company of an announcement relative to its continued commercialisation of fixed line activities. The co-shareholders claim that WSD should comply with their put right and purchase their 32.77% shareholding in Orange Holding A/S at the higher of market value and the initial cost of their investment plus 15% per annum, since they had notified the default before 20 July 2002 (see Note 25). The price claimed for their shares of Orange Holding A/S amounts to DKK 948 million (€127 million as at 31 December 2003) plus a carrying cost of 15% per annum, calculated by reference to the period between a relevant capital contribution and the date of completion of the put right.

  This arbitration proceeding is at a very early stage. Though no assurance can be given as to its outcome, the management of Orange considers, to the best of its current knowledge, that Orange is not in material breach of its essential obligations under the shareholders' agreement, hence the conditions allowing Orange's co-shareholders in Orange Holding A/S to validly exercise their put right are not met.

- On 4 August 2003, the board of directors of Orange Holding A/S, by unanimous vote, agreed to sign the share certificates relative to the increase in the share capital of that company for an amount of DKK 94.9 million (around €13 million) to be subscribed in cash which increase in capital had been resolved at a shareholders' meeting of Orange Holding A/S held on 4 June 2003. Once finalised, the capital increase would result in an increase of Orange's shareholding in Orange Holding A/S from 67.23% to 75.68%, in the event Orange' co-shareholders would not participate in the capital increase. However, the finalisation of the capital increase is currently suspended pending a decision to be rendered by the Danish courts following legal action commenced by Orange's co-shareholders in Orange Holding A/S on 15 August 2003, alleging that such capital increase was invalid. Orange Holding A/S submitted its defence on 18 November 2003 arguing that Orange's co-shareholders' claim had no grounds and furthermore that the grounds on which the allegation was made were not opposable to Orange Holding A/S.

- In March 2000, France Telecom S.A., MobilCom AG ("MobilCom") and its principal shareholder Gerhard Schmid signed a Cooperation Framework Agreement, the object of which was to provide MobilCom with the necessary financial support to purchase a UMTS licence and to develop a UMTS mobile telephone network in Germany.

  In December 2000, France Telecom S.A. set up through various contributions the Company to which it passed, with the agreement of Mr. Gerhard Schmid and of MobilCom, most of the rights and obligations resulting from the Cooperation Framework Agreement, apart from the commitments for conditional financial support which remained with France Telecom S.A. The Cooperation Framework Agreement dated March 2000, as amended by the December 2000 transfer and assumption agreement, is the "CFA".

On 11 June 2002, France Telecom S.A. and Orange informed MobilCom and Mr. Gerhard Schmid that they were terminating the CFA, following and on the grounds of a series of serious breaches of such agreement by Mr. Gerhard Schmid and MobilCom. On 12 September 2002, France Telecom S.A. and Orange announced their decision not to seek control of MobilCom and France Telecom S.A. to no longer reply to MobilCom's requests for financial support.

After the announcement of France Telecom S.A.'s and Orange's withdrawal, MobilCom received support from the Federal Government of Germany, which enabled it to continue operations.

Discussions among the Federal Government of Germany, France Telecom S.A., MobilCom and a mediator lead, on 20 November 2002, to the signature of the MC Settlement Agreement setting up a rescue plan for MobilCom, which terminates the original agreements between MobilCom, France Telecom S.A. and Orange over the development of UMTS in Germany.

The MC Settlement Agreement, which became definitive on 3 March 2003, provides, among other things, that MobilCom and Mr Gerhard Schmid renounce all recourse against France Telecom S.A. and Orange, and vice versa and that the MobilCom shares held by Mr Gerard Schmid and Millenium, a related party to Mr Gerard Schmid, are held by a trust.

In February 2003, Mr Gerhard Schmid filed for personal bankruptcy and the Flensburg tribunal named a provisional legal administrator. This procedure could lead to a challenge of the validity of the fiduciary transfer of Mr Gerhard Schmid's shares, and his renunciation of all recourse against France Telecom S.A. and Orange.

Moreover, between 15 March and 30 June 2002, Mr Gerhard Schmid has attempted, five times, to exercise his put option to sell his 21.6 million shares in MobilCom to Orange, pursuant to his interpretation of the CFA, at a price to be appraised by investment banks. Such price could possibly be above the current quoted market price. Should his renunciation of all recourse against France Telecom S.A. and Orange be invalidated, Mr Gerhard Schmid could claim the exercise price of his put option or seek compensation from France Telecom S.A. and Orange for the alleged loss in value of his shares following the allegedly unfounded termination of the CFA by France Telecom S.A. and Orange. France Telecom S.A. and Orange consider that Mr Gerard Schmid's renunciation of all recourse is valid and judge that potential claims, which could be brought against them by Mr Gerhard Schmid or a legal administrator, would be unfounded.

In February 2003, minority shareholders of MobilCom also undertook action against resolutions adopted during a shareholders' meeting of MobilCom on 27 January 2003 in connection with, among other things, the approval of the MC Settlement Agreement. France Telecom S.A. and Orange consider that such action will have no impact on the validity of the MC Settlement Agreement.

On 14 November 2003, Mr Gerhard Schmid informed France Telecom S.A. that he was challenging the validity of his renunciation of all recourse against France Telecom S.A. and Orange. France Telecom S.A. and Orange consider that the claim of Mr Gerhard Schmid is unfounded.

In this context, the management of Orange still considers, to the best of its current knowledge, that no provision for risk has to be recorded in its accounts for the period ended 31 December 2003, based on an assessment of its legal position to different types of claims that could be brought against it. The management of Orange underlines however, that it cannot exclude that risks could arise from legal rulings leading to further claims that the advisors to Orange judge to be unfounded.

- Orange is currently subject to competition inquiries conducted either by the European Commission or national competition authorities.

  - The European Commission is carrying out an inquiry on international roaming charges, which is mainly focusing on the United Kingdom. However, the commission has not launched any formal procedure and the inquiry's timeline remains uncertain.

  - In France, the competition authorities have launched an inquiry on mobile markets. The inquiry is still at a very early stage.

  - In Switzerland, the Competition Commission opened an investigation into call termination charges. The investigation is still at an early stage.

  As highlighted above, these proceedings are generally at an early stage and no assurance can be given as to their outcome.

***

Except as described above, Orange is involved in a number of legal proceedings and has various claims pending as part of the ordinary course of its business. Associated costs are accrued when it is probable that a liability has been incurred, and the amount of that liability can be estimated within a reasonable range.

Although no assurance can be given as to the outcome of open claims, the Management of Orange estimates that it is not likely that such open claims could have a significant adverse effect on Orange's financial statements as at 31 December 2003.

27. RELATED PARTY TRANSACTIONS

The transactions and balances summarised below arose in the ordinary course of business with related parties:

BALANCES WITH RELATED PARTIES

(in millions of euro)	At 31 December	
	2003	2002
Payables to related parties		
France Telecom	2,100	4,004
Receivables and cash on deposits with related parties		
France Telecom	2,341	723
Non consolidated investments and affiliates	-	175

TRANSACTIONS WITH RELATED PARTIES

(in millions of euro)	Year Ended 31 December		
	2003	*2002*	*2001*
Transactions with related parties			
France Telecom:			
- Revenues [(1)]	1,548	1,675	1,585
- Expenses[(1)]	(2,320)	(2,460)	(2,387)

[(1)] *Includes interests.*

The main transactions with related parties relate to interconnection between networks.

28. POST BALANCE SHEET EVENTS

- On 4 February 2004, a credit facility totalling €1,428 million as at 31 December 2003 (drawn down in an amount of €367 million as at that date) was cancelled and the used portion was subject to an early repayment (see Note 13). The related security over Orange's pledged assets in the United Kingdom (see Note 25) and all related covenants were released as of that date.

29. DIRECTORS' EMOLUMENTS

The aggregate gross amount, exclusive of employer's contribution, of all compensation and benefits paid by the Company and its controlled subsidiaries to the executive officers and directors of the Company amounted to 4,611,440 euros for the year ended 31 December 2003.

In addition:

- France Télécom S.A. directly paid emoluments and benefits, in a total amount of 2,589,211 euros, to several directors of the Company.
- The fees paid during 2003 to the directors appointed by the Company's shareholders' meeting for their attendance at the Company's board meetings amounted to 357,665 euros (of which 217,665 euros were deferred payments made in 2003 but relative to 2002). Total directors' fees fixed for the year 2003 amount to 178,000 euros (of which 140,000 euros were paid in 2003 and the remaining 38,000 euros were paid early 2004).

30. CONSOLIDATION SCOPE

For the year ended 31 December 2003, the main changes in the consolidation scope relate to the following:

- Orange divested its 26.58% shareholding in Wind on 1 July 2003 (see Note 11).
- Orange transferred its 50% direct shareholding in Inventmobile S.A. to the France Telecom group on 25 November 2003.
- Orange took part in the formation of Orange Global Ltd, Orange Direct Ltd, Orangedot Ltd, Orange Ventures Management Ltd, Orange Venture 1 Limited Partnership and Wirefree Services Nederlands N.V.
- Mobile Internet for Business S.N.C. was merged into OrangeFrance S.A.
- 3G Infrastructure Services AB was deconsolidated.
- Book2eat.com Holdings Ltd and Fidecall S.N.C. were liquidated.

For the year ended 31 December 2002, the main changes in the consolidation scope related to the following:

- Orange acquired a 71.25% stake in the Egyptian operation MobiNil from the France Telecom Group on 1 July 2002, ensuring joint control of MobiNil with Orascom Telecom Holding S.A.E. as its partner and co-shareholder. MobiNil owns 51% of ECMS. ECMS was formed in 1998 and awarded its GSM 900 licence the same year. ECMS is Egypt's number one provider of wirefree services.
- Orange bought out the minority interests of Mobile Internet for Business S.N.C. (50%), Orange Sverige AB (2%) and Orange Communications S.A. (0.25%) bringing its total shareholding to 100% of the share capital of those three companies.
- On 8 July 2002, Orange approved the capital increase of Orange Holding A/S for an amount of €177 million, of which Orange contributed €156 million through the partial conversion of its existing shareholder loan into capital in July 2002, and €21 million in cash in September 2002. This resulted in an increase of Orange's shareholding in Orange Holding A/S from

53.58% to 67.23%, since Orange's co-shareholders did not participate in the capital increase.

- GlobtelNet, a.s., in which Orange owned an initial 85% stake, was merged into Orange Slovensko, a.s. in January 2002 and additionally Orange's co-shareholders in Orange Slovensko, a.s. participated in a capital increase which was not subscribed by Orange, resulting in a slight decrease in Orange's shareholding in Orange Slovensko, a.s. from 64.27% to 63.88%.

- Orange took part in the formation of Castle Worldwide Finance CV, Rann BV, Orange World Services A/S and GIE Orange Réunion Invest.

- OrangeServices S.A. and OrangeClients S.A. were merged into OrangeFrance S.A.

- Mobile et Permission S.A. and 3G Infrastructure Services AB were consolidated for the first time.

- Rapid Link was liquidated.

FRANCE

FULLY CONSOLIDATED COMPANIES

Company	Country	% interest 31 December 2003	% control 31 December 2003	% interest 31 December 2002	% interest 31 December 2001
OrangeFrance S.A. ("Orange France") (1)	France	99.86%	99.86%	99.86%	99.86%
Orange Caraïbe S.A. (1)	France	100.00%	100.00%	100.00%	100.00%
OrangeDistribution S.A. (1)	France	99.86%	100.00%	99.86%	99.86%
OrangeServices S.A.	France	-	-	-	99.86%
Rapp 6 S.A. (1)	France	99.86%	100.00%	99.86%	99.86%
Orange Support et Consulting S.A.(1)	France	99.86%	100.00%	99.86%	99.86%
OrangeClients S.A.	France	-	-	-	99.86%
Orange Réunion S.A. (1)	France	99.86%	100.00%	99.86%	99.86%
OrangePromotions S.A. (1)	France	99.86%	100.00%	99.86%	99.86%
Mobile et Permission S.A. (1)	France	99.86%	100.00%	99.86%	-
GIE Orange Réunion Invest	France	99.86%	100.00%	99.86%	-
Mobile Internet for Business S.N.C.	France	-	-	99.86%	-

PROPORTIONALLY CONSOLIDATED COMPANIES

Company	Country	% interest 31 December 2003	% control 31 December 2003	% interest 31 December 2002	% interest 31 December 2001
Darty France Télécom S.N.C.	France	49.93%	50.00%	49.93%	49.93%
Fidecall S.N.C. (liquidated)	France	-	-	49.93%	49.93%
Inventmobile S.A.	France	-	-	49.93%	49.93%
Mobile Internet for Business S.N.C.	France	-	-	-	49.93%

(1) The French companies highlighted above were part of the French tax group from 1 January 2002 until 31 December 2003 (see Note 6).

UNITED KINGDOM

FULLY CONSOLIDATED COMPANIES

Company	Country	% interest 31 December 2003	% control 31 December 2003	% interest 31 December 2002	% interest 31 December 2001
Orange Personal Communications Services Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Cellular Services Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Holdings (UK) Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Mobile Data (UK) Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Paging (UK) Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Retail Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange 3G Ltd.	England	100.00%	100.00%	100.00%	100.00%
The Point Telecommunications Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Euromessage Limited	England	100.00%	100.00%	100.00%	100.00%

REST OF WORLD

FULLY CONSOLIDATED COMPANIES

Company	Country	% interest 31 December 2003	% control 31 December 2003	% interest 31 December 2002	% interest 31 December 2001
Mobistar Corporate Solutions	Belgium	50.79%	100.00%	50.79%	50.79%
Mobistar S.A.	Belgium	50.79%	50.79%	50.79%	50.79%
Mobistar Affiliates S.A.	Belgium	50.79%	100.00%	50.79%	-
Orange (Botswana) (Pty) Ltd (formerly Vista Cellular Ltd)	Botswana	51.00%	51.00%	51.00%	51.00%
Rapid Link (liquidated)	China	-	-	-	67.00%
Orange Côte d'Ivoire S.A.	Ivory Coast	85.00%	85.00%	85.00%	85.00%
Orange Cameroun S.A	Cameroon	70.00%	70.00%	70.00%	70.00%
Orange A/S	Denmark	67.23%	100.00%	67.23%	53.58%
Orange Holding A/S	Denmark	67.23%	67.23%	67.23%	53.58%
Orange Dominicana S.A.	Dominican Republic	86.00%	86.00%	86.00%	86.00%
Telsea Investments Ltd	Mauritius	51.00%	51.00%	51.00%	51.00%
Orange Madagascar (formerly Société Malgache de Mobiles)	Madagascar	33.61%	65.90%	33.61%	33.61%
Orange Nederland N.V. (formerly Dutchtone N.V.)	The Netherlands	100.00%	100.00%	100.00%	100.00%
Orange Retail B.V. (formerly Dutchtone Retail)	The Netherlands	100.00%	100.00%	100.00%	100.00%
Orange Romania S.A.	Romania	67.81%	67.81%	67.81%	67.81%
Orange Slovensko, a.s.	Slovakia	63.88%	63.88%	63.88%	64.27%
GlobtelNet, a.s.	Slovakia	-	-	-	85.00%
Orange Sverige AB	Sweden	100.00%	100.00%	100.00%	97.96%
Orange Communications S.A.	Switzerland	100.00%	100.00%	100.00%	99.75%
Orange Global Ltd.	England	100.00%	100.00%	-	-
Castle Worldwide Finance CV	The Netherlands	100.00%	100.00%	100.00%	-

PROPORTIONALLY CONSOLIDATED COMPANIES

Company	Country	% interest 31 December 2003	% control 31 December 2003	% interest 31 December 2002	% interest 31 December 2001
3G Infrastructure Services AB	Sweden	-	-	33.33%	-
MobiNil for Telecommunications ("MobiNil")	Egypt	71.25%	71.25%	71.25%	-
The Egyptian Company for Mobile Services ("ECMS")	Egypt	36.36%	51.03%	36.36%	-
MobiNil Invest	Egypt	36.36%	51.03%	36.36%	-
MobiNil Services Company S.A.E. (formerly MMEA)	Egypt	35.63%	50.01%	35.63%	-
Rann BV	The Netherlands	50.00%	50.00%	50.00%	-

EQUITY ACCOUNTED INVESTMENTS

Company	Country	% interest 31 December 2003	% control 31 December 2003	% interest 31 December 2002	% interest 31 December 2001
Wind Telecomunicazioni S.p.A. (Group)	Italy	-	-	26.58%	26.58%
MobilCom A.G. (Group)	Germany	-	-	-	28.31%
Bangkok Inter Teletech Company Ltd. - ("BITCO")	Thailand	49.00%	49.00%	49.00%	49.00%
TA Orange Company Ltd.	Thailand	48.93%	48.93%	48.93%	48.91%

GROUP SHARED FUNCTIONS

FULLY CONSOLIDATED COMPANIES

Company	Country	% interest 31 December 2003	% control 31 December 2003	% interest 31 December 2002	% interest 31 December 2001
Ananova Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Services US, Inc.	United States	100.00%	100.00%	100.00%	100.00%
OrangeWorld, Inc	United States	100.00%	100.00%	100.00%	100.00%
Wildfire Communications, Inc.	United States	100.00%	100.00%	100.00%	100.00%
Orange World Services A/S	Denmark	100.00%	100.00%	100.00%	-
Orange plc	England	100.00%	100.00%	100.00%	100.00%
Orange Austria Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange International Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Overseas Holdings Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Overseas Holdings No.2 Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange International Developments Ltd.	Bahamas	100.00%	100.00%	100.00%	100.00%
Wirefree Services Belgium	Belgium	100.00%	100.00%	100.00%	100.00%
Orange International S.A.S.	France	100.00%	100.00%	100.00%	100.00%
Wirefree Services Denmark A/S	Denmark	100.00%	100.00%	100.00%	100.00%
Orange International B.V.	The Netherlands	100.00%	100.00%	100.00%	100.00%
Orange Direct Ltd.	England	100.00%	100.00%	-	-
Orangedot Ltd.	England	100.00%	100.00%	-	-
Orange Ventures Management Ltd.	England	100.00%	100.00%	-	-
Orange Ventures 1 Limited Partnership	United States	100.00%	100.00%	-	-
Orange Ocean Ltd	England	100.00%	100.00%	100.00%	-
Orange Holdings Ltd	England	100.00%	100.00%	100.00%	100%
Wirefree Services Nederland N.V.	The Netherlands	100.00%	100.00%	-	-

EQUITY ACCOUNTED INVESTMENTS

Company	Country	% interest 31 December 2003	% control 31 December 2003	% interest 31 December 2002	% interest 31 December 2001
Book2eat.com Holdings Ltd. (liquidated)	England	-	-	41.74%	41.74%
NewsTakes, Inc. (in liquidation)	United States	25.00%	25.00%	25.00%	25.00%